The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
 Filed Pursuant to Rule 424(b)(5)
 Registration Statement No. 333-248288
Subject to Completion, Dated September 9, 2020
PROSPECTUS SUPPLEMENT
(To prospectus dated August 24, 2020)
$
YUM! Brands, Inc.
    % SENIOR NOTES DUE

We are offering $       million aggregate principal amount of            % senior notes due      (“the Notes”). Interest on the Notes is payable semi-annually in arrears on            and           of each year, beginning on          , 2021. The Notes will mature on         ,     .
We may redeem some or all of the Notes at any time prior to          ,     , at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time on or after          ,     , we may redeem some or all of the Notes at a redemption price equal to 100% of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. If we experience a change of control triggering event as described in this prospectus supplement, we will be required to offer to repurchase the Notes from the holders on the terms set forth herein. See “Description of Notes — Offer to Purchase Upon Change of Control Triggering Event”.
The Notes will constitute our general, unsecured senior obligations and will rank pari passu in right of payment with all of our existing and future senior indebtedness, and senior in right of payment to any of our future subordinated indebtedness. The Notes will not be guaranteed by any of our subsidiaries, will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
Investing in the Notes involves risks. See “Risk Factors” on page S- 11 of this prospectus supplement and in our periodic reports filed from time to time with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus or any related free writing prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Underwriting Discount		Proceeds, before expenses, to YUM
Per Note		%		%		%
Total	$		$		$

(1)
Plus accrued interest, if any. Interest on the Notes will accrue from                  , 2020 and must be paid by the purchaser if the notes are delivered after                  , 2020.

We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. Currently, there is no public market for the Notes.
The underwriters expect to deliver the Notes through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, SA, and Euroclear Bank, SA/NV, as operator of the Euroclear System, against payment in New York, New York on September     2020.

Joint Book-Running Managers
Goldman Sachs & Co. LLC	Wells Fargo Securities	Citigroup	J.P. Morgan	BofA Securities

Senior Co-Managers
Morgan Stanley	Barclays	Fifth Third Securities	MUFG

Co-Managers
ICBC Standard Bank	Scotiabank	ING	Rabo Securities
Siebert Williams Shank
September        2020

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer and sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the Notes offered. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. The accompanying prospectus also incorporates by reference documents that are described under “Incorporation By Reference” in that prospectus. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
Before purchasing any Notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Incorporation By Reference” in the accompanying prospectus.
CERTAIN DEFINED TERMS AND
BASIS OF PRESENTATION OF INFORMATION
Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement to:
•
“we”, “us”, “our”, or “YUM” refer collectively to YUM! Brands, Inc. and its consolidated subsidiaries; and

•
the “Company” refer to YUM! Brands, Inc. on a standalone basis.

Our operations and assets are held almost entirely through subsidiaries. We have a number of direct subsidiaries, all of which (other than one insurance entity, ABR Insurance Company, and our recent acquisition, The Habit Restaurants, Inc.) are obligors or guarantors under a secured credit facility (the “Subsidiary Credit Facility”) and senior notes (the “Subsidiary Senior Notes” and, together with the Subsidiary Credit Facility, the “Restricted Group Debt”). All direct and indirect subsidiaries of the Company, other than ABR Insurance Company, The Habit Restaurants, Inc. and its subsidiaries and the Taco Bell Securitization Entities referred to below, are referred to collectively as the “Restricted Group”. All entities within the Restricted Group are subject to covenants set forth in the Restricted Group Debt, including limitations on their ability to distribute money to the Company, and certain domestic subsidiaries within the Restricted Group are guarantors of the Restricted Group Debt.
Taco Bell Funding, LLC and its subsidiaries (collectively, the “Taco Bell Securitization Entities”) own all of the U.S. Taco Bell intellectual property necessary to operate Taco Bell restaurants and hold the franchise and license agreements with all U.S. Taco Bell restaurants, including both Company-owned restaurants (which are part of the Restricted Group) and franchised restaurants. On May 11, 2016, Taco Bell Funding, LLC completed a securitization financing (the “Initial Securitization Transaction”) which included the issuance of $2.3 billion aggregate principal amount of fixed rate senior secured notes (the “2016 Securitization Notes”). On November 28, 2018, Taco Bell Funding, LLC completed a refinancing transaction and issued fixed rate senior secured notes in the aggregate principal amount of $1.45 billion (the “2018 Securitization Notes” and together with the 2016 Securitization Notes, the “Taco Bell Securitization Notes”). Proceeds from the issuance of the 2018 Securitization Notes were used, in part, to repay $788 million aggregate principal amount of the 2016 Securitization Notes. The Initial Securitization Transaction and the 2018 refinancing are referred to together as the “Securitization Transaction”. Payments of interest and principal on the Taco Bell Securitization Notes are made by the Taco Bell Securitization Entities from the franchise and royalty fees paid pursuant to the franchise and license agreements owned by the Taco Bell Securitization Entities. The Taco Bell Securitization Notes are secured by a lien, subject to certain exclusions, on all existing and future U.S. Taco Bell franchise and license agreements and the franchise fees and royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in certain Taco Bell Securitization Entities. Neither the Company nor any member of the Restricted Group guarantees the Taco Bell Securitization Notes, and the holders thereof have no recourse to any of the assets of the Company or any member of the Restricted Group.
Fiscal years for our U.S. and certain international subsidiaries that operate on a weekly periodic calendar include 52 weeks in 2018 and 2017 and 53 weeks in 2019.

S-ii

NON-GAAP FINANCIAL MEASURES
In addition to the results provided in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) provided in this prospectus supplement, we have included or incorporated by reference certain non-GAAP financial measures for YUM including:
•
Diluted Earnings Per Share excluding Special Items (as defined below);

•
Effective Tax Rate excluding Special Items;

•
Core Operating Profit and Core Operating Profit excluding the impact of the 53rd week in 2019. Core Operating Profit excludes Special Items and FX and we use Core Operating Profit for the purposes of evaluating performance internally.

•
Financing EBITDA. We have included Financing EBITDA in this prospectus supplement because we believe that investors and analysts may find it useful in measuring operating performance without regard to Special Items and additional items such as income taxes, interest expense, depreciation and amortization, share-based compensation expense and impairment charges, which can vary substantially from company to company within the industry, depending upon accounting methods and book value of assets, financing methods, capital structure and the method by which assets were acquired.

These non-GAAP financial measures are not intended to replace the presentation of our financial results in accordance with GAAP. Rather, we believe that the presentation of these non-GAAP financial measures provide additional information to investors to facilitate the comparison of past and present operations.
Special Items are not included in any of our segment results as we do not believe they are indicative of our ongoing operations due to their size and/or nature. Our chief operating decision maker does not consider the impact of Special Items when assessing segment performance.
Certain non-GAAP financial measures are presented excluding the impact of FX. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the FX impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.
For 2019 we provided Core Operating Profit excluding the impact of the 53rd week and System sales excluding the impact of the 53rd week to further enhance the comparability given the 53rd week that was part of our fiscal calendar in 2019.
Please see “Summary — Summary Financial and Operating Data of YUM” for a description of the Special Items excluded and other adjustments made in the calculation of Financing EBITDA and a reconciliation of this non-GAAP financial measure to the most closely comparable financial measure calculated in accordance with GAAP. For a reconciliation of all other non-GAAP financial measures to the most closely comparable financial measures calculated in accordance with GAAP, please see our 2019 Form 10-K and our most recently filed Quarterly Report on Form 10-Q, each of which is incorporated by reference in the accompanying prospectus.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as “expect”, “expectation”, “believe”, “anticipate”, “may”, “could”, “intend”, “belief”, “plan”, “estimate”, “target”, “predict”, “likely”, “seek”, “project”, “model”, “ongoing”, “will”, “should”, “forecast”, “outlook” or similar terminology. These statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances.

S-iii

Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections, including with respect to our future earnings and performance or capital structure, will prove to be correct or that any of our expectations, estimates or projections will be achieved.
Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation: food safety and food borne-illness issues; health concerns arising from outbreaks of viruses, significant health epidemics or other diseases, including the coronavirus; the success of our franchisees and licensees, and the success of our transformation initiatives, including our refranchising strategy; our significant exposure to the Chinese market; changes in economic and political conditions in countries and territories outside of the U.S. where we operate; our ability to protect the integrity and security of individually identifiable data of our customers and employees; our ability to successfully implement technology initiatives; our increasing dependence on digital commerce platforms and information technology systems; the impact of social media; our ability to secure and maintain distribution and adequate supply to our restaurants; the loss of key personnel, or labor shortages or difficulty finding qualified employees; the success of our development strategy in emerging markets; changes in commodity, labor and other operating costs; harm or dilution to our brands caused by franchisee and third-party activity; pending or future litigation and legal claims or proceedings; changes in or noncompliance with government regulations, including labor standards and anti-bribery or anti-corruption laws and environmental requirements, including climate change and environmental sustainability matters; recent changes in U.S. tax law and other tax matters, including changes in tax laws or disagreements with taxing authorities; consumer preferences and perceptions of our brands; failure to protect our service marks or other intellectual property; changes in consumer discretionary spending and general economic conditions; competition within the retail food industry; not realizing the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions; and risks relating to our significant amount of indebtedness. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.
The forward-looking statements included in this prospectus supplement are only made as of the date of this prospectus supplement, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. You should consult our filings with the Securities and Exchange Commission (including the information set forth under the captions “Risk Factors” and “Forward-Looking Statements” in our most recently filed Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q, each of which is incorporated by reference in the accompanying prospectus) for additional detail about factors that could affect our financial and other results.
TRADEMARKS AND SERVICE MARKS
We use “YUM! Brands”, the “YUM!” logo, YUM®, Kentucky Fried Chicken®, KFC®, Pizza Hut®, Taco Bell®, The Habit® and The Habit Burger Grill® as our trademarks. Product names and services appearing in this prospectus supplement are trademarks of YUM. This presentation also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

S-iv

SUMMARY
This summary highlights certain information about our business and about this offering of Notes. This is a summary of information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, is not complete and does not contain all of the information that you should consider before investing in the Notes. For a more complete understanding of our business and this offering, you should read this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors”, as well as the documents incorporated by reference in the accompanying prospectus, including our historical audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes thereto. In addition, you should read the discussion under “Certain Defined Terms and Basis of Presentation of Information” above for the definition of certain terms used in this prospectus supplement and the basis on which certain financial and operating data is presented in this prospectus supplement.
Overview of Business
YUM has over 50,000 restaurants in more than 150 countries and territories primarily operating under the three concepts of KFC, Pizza Hut and Taco Bell (the “Concepts”). These three concepts are global leaders of the chicken, pizza and Mexican-style food categories, respectively. At June 30, 2020, 98% of our units were operated by independent franchisees or licensees under the terms of franchise or license agreements. The terms “franchise” or “franchisee” are meant to describe third parties that operate units under either franchise or license agreements. The terms “restaurants”, “stores” and “units” are used herein interchangeably. While the Company does not directly own or operate any restaurants, throughout this prospectus supplement, we may refer to restaurants that are owned or operated by our subsidiaries as being Company-owned.
KFC
KFC was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC restaurants across the world offer fried and non-fried chicken products such as sandwiches, chicken strips, chicken-on-the-bone and other chicken products marketed under a variety of names. The KFC Division has 24,390 units, 84% of which are located outside the U.S. Additionally, 99% of the KFC Division units were operated by franchisees as of June 30, 2020. The KFC Division contributed $11.6 billion in System sales for the six months ended June 30, 2020.
Pizza Hut
The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products. Pizza Hut operates in the delivery, carryout and casual dining segments around the world. The Pizza Hut Division has 18,326 units, 61% of which are located outside the U.S. The Pizza Hut Division uses multiple distribution channels including delivery, dine-in and express (e.g. airports) and includes units operating under both the Pizza Hut and Telepizza brands. Additionally, over 99% of the Pizza Hut Division units were operated by franchisees as of June 30, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2019 Form 10-K for a description of the strategic alliance with Telepizza Group S.A. (“Telepizza”). The Pizza Hut Division contributed $5.6 billion in System sales for the six months ended June 30, 2020.
Taco Bell
The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, quesadillas, salads, nachos and other related items. The Taco Bell Division has 7,400 units, the vast majority of which are in the U.S. YUM owned 7% of the Taco Bell units in the U.S. as of June 30, 2020. The Taco Bell Division contributed $5.2 billion in System sales for the six months ended June 30, 2020.
Business Strategy
Through our Recipe for Growth and Good we intend to unlock the growth potential of our Concepts and YUM, drive increased collaboration across our Concepts and geographies and consistently deliver better customer experiences, improved economics and higher rates of growth. Key enablers include accelerated use of technology and better leverage of our systemwide scale.
Our Recipe for Growth is based on four key drivers:
•
Unrivaled Culture and Talent: Leverage our culture and people capability to fuel brand performance and franchise success

•
Unmatched Operating Capability: Recruit and equip the best restaurant operators in the world to deliver great customer experiences

•
Relevant, Easy and Distinctive Brands: Innovate and elevate iconic restaurant brands people trust and champion

•
Bold Restaurant Development: Drive market and franchise expansion with strong economics and value

Our Recipe for Good reflects our global citizenship and sustainability strategy and practices, while reinforcing our public commitment to drive socially responsible growth, risk management and sustainable stewardship of our food, planet and people.
Summary of Indebtedness of YUM
Parent Outstanding Notes
As of June 30, 2020, the Company had $3.025 billion of senior unsecured notes outstanding (the “Parent Outstanding Notes”). The Parent Outstanding Notes are not guaranteed by any of the Company’s subsidiaries.
Restricted Group Debt
Subsidiary Senior Notes.   In June 2016, KFC Holding Co., Pizza Hut Holdings, LLC and Taco Bell of America, LLC (the “Subsidiary Issuers”) issued $2.1 billion aggregate principal amount of senior unsecured notes consisting of (i) $1,050 million aggregate principal amount of 5.00% Senior Notes due 2024 (the “2024 Notes”) and (i) $1,050 million 5.25% Senior Notes due 2026. In June 2017, the Subsidiary Issuers issued $750 million aggregate principal amount of 4.75% Senior Notes due 2027 (together with the June 2016 issuances, the “Subsidiary Senior Notes”). The Subsidiary Senior Notes are guaranteed on a senior unsecured basis by (i) the Company, (ii) Yum Restaurant Services Group, LLC, Restaurant Concepts LLC and Taco Bell Corp. (the “Specified Guarantors”) and (iii) the wholly-owned domestic restricted subsidiaries of the Subsidiary Issuers and the Specified Guarantors (collectively, the “Guarantors”). The indentures governing the Subsidiary Senior Notes limit, among other things, the ability of the entities in the Restricted Group to incur additional indebtedness or guarantee indebtedness and to declare or pay dividends or make other distributions to the Company. The restrictions on the ability to pay dividends are subject to a number of exceptions, including exceptions for dividends or other restricted payments: in an aggregate amount not to exceed $500 million; in amounts so long as, on a pro forma basis, the consolidated total leverage ratio (as defined in the indentures) does not exceed 4.00 to 1.00; and up to an available amount calculated in accordance with the indentures that is based on 50% of the Restricted Group’s cumulative net income and proceeds from equity issuances. We will use the net proceeds of this offering to fund the redemption of the entire $1,050 million outstanding principal amount of the 2024 Notes.
Senior Secured Credit Facilities.   Also in June 2016, the Subsidiary Issuers, as co-borrowers, entered into our senior secured credit facilities (the “Senior Secured Credit Facilities”) consisting of (i) a

$500 million Term Loan A facility (the “Term Loan A Facility”), (ii) a $2 billion Term Loan B facility (the “Term Loan B Facility”) and (iii) a $1.0 billion revolving credit facility (the “Revolving Credit Facility”). As of June 30, 2020, there was $450 million, $1,926 million and $575 million outstanding under the Term Loan A Facility, the Term Loan B Facility and the Revolving Credit Facility, respectively. The Subsidiary Issuers’ obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by all of the Guarantors and secured by first priority liens on substantially all assets of the Subsidiary Issuers and Guarantors, excluding the stock of certain subsidiaries and certain real property and subject to other customary exceptions. The Senior Secured Credit Facilities limit, among other things, the ability of the entities in the Restricted Group to incur additional indebtedness or guarantee indebtedness and to declare or pay dividends or make other distributions to the Company. The restrictions on the ability to pay dividends are subject to a number of exceptions, including exceptions for dividends or other restricted payments: in an aggregate amount not to exceed $500 million; in amounts so long as, on a pro forma basis, the total leverage ratio (as defined in the Senior Secured Credit Facilities) does not exceed 4.00 to 1.00; and up to an available amount calculated in accordance with the Senior Secured Credit Facilities that is based on 50% of the borrowers’ and specified guarantors’ net income and proceeds from equity issuances.
Taco Bell Securitization Notes.
On May 11, 2016, Taco Bell Funding, LLC completed the Initial Securitization Transaction, which included the issuance of $2.3 billion aggregate principal amount of 2016 Securitization Notes. On November 28, 2018, Taco Bell Funding, LLC completed a refinancing transaction and issued the 2018 Securitization Notes. Proceeds from the issuance of the 2018 Securitization Notes were used, in part, to repay $788 million aggregate principal amount of the 2016 Securitization Notes. Payments of interest and principal on the Taco Bell Securitization Notes are made by the Taco Bell Securitization Entities from the franchise and royalty fees paid pursuant to the franchise and license agreements owned by the Taco Bell Securitization Entities. The Taco Bell Securitization Notes are secured by a lien, subject to certain exclusions, on all existing and future U.S. Taco Bell franchise and license agreements and the franchise fees and royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in certain Taco Bell Securitization Entities. Neither the Company nor any member of the Restricted Group guarantees the Taco Bell Securitization Notes, and the holders thereof have no recourse to any of the assets of the Company or any member of the Restricted Group. The indenture governing the Taco Bell Securitization Notes contains restrictions limiting the ability of Taco Bell Funding, LLC to make distributions on its limited liability company interests in certain circumstances.
For a further description of the indebtedness described above, see “Description of Certain Other Indebtedness” in this prospectus supplement.

Organizational Structure
The following chart illustrates our organizational structure.

(1)
Issuer of the Notes offered hereby and of the $3.025 billion aggregate principal amount of Parent Outstanding Notes and guarantor of the Subsidiary Senior Notes and our Senior Secured Credit Facilities. None of the Company’s subsidiaries will guarantee the Notes or guarantee the Parent Outstanding Notes.

(2)
Co-issuers of the Subsidiary Senior Notes and co-borrowers under our Senior Secured Credit Facilities. These entities do not guarantee the Parent Outstanding Notes and will not guarantee the Notes.

(3)
Guarantors of the Subsidiary Senior Notes and our Senior Secured Credit Facilities. These entities do not guarantee the Parent Outstanding Notes and will not guarantee the Notes.

(4)
Manager under the Securitization Transaction.

(5)
Issuer of the Taco Bell Securitization Notes.

The Offering
The following summary of the offering contains basic information about the Notes. It is not intended to be complete and it is subject to important limitations and exceptions. This summary may not contain all the information that is important to you. For a more complete description of the terms of the Notes, including definitions of certain terms used in this summary, see “Description of Notes”.
Issuer:
YUM! Brands, Inc.
Securities:
$       aggregate principal amount of           % Senior Notes due      (the “Notes”).
Maturity Date:
The Notes will mature on           ,     .
Interest:
Interest on the Notes will accrue at the rate of           % from           , 2020.
Interest Payment Dates:
Semi-annually in arrears on each            and           , commencing on            , 2021.
Ranking:
The Notes will constitute our general, unsecured senior obligations and will rank
•
pari passu in right of payment with all of our existing and future senior indebtedness;

•
senior in right of payment to any of our future subordinated indebtedness;

•
effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness;

•
structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries including the Restricted Group Debt and the Taco Bell Securitization Notes. At June 30, 2020, our subsidiaries had approximately $11,500 million of liabilities outstanding, including $8,755 million principal amount of indebtedness.

Optional Redemption:
We may redeem some or all of the Notes at any time prior to                ,      at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time on or after                ,      we may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. For more details, see “Description of Notes — Optional Redemption”.
Change of Control:
If we experience a change of control triggering event, we will be required to offer to repurchase the Notes at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest, if any, to the date of such repurchase. See “Description of Notes — Offer to Purchase Upon Change of Control Triggering Event”.

Certain Covenants:
The indenture governing the Notes will contain covenants that restrict our ability, with certain exceptions, to secure debt with liens on certain “restricted property”, engage in sale and leaseback transactions and merge or consolidate with another entity, or sell, transfer or lease all or substantially all of our assets.
Absence of an Established Market for the Notes:
The Notes are a new issue of securities with no established trading market. Certain of the underwriters have advised us that they presently intend to make a market in the Notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the Notes may not be available if you try to sell your Notes. We do not intend to list the Notes on any securities exchange.
Use of Proceeds:
The net proceeds from the offering of the Notes are expected to be used to fund the redemption of all of the outstanding 2024 Notes. Certain of the underwriters or their respective affiliates may hold 2024 Notes. As a result, certain of the underwriters or their respective affiliates may receive a portion of the net proceeds from this offering that are used to fund the redemption of the 2024 Notes. See “Use of Proceeds”. This prospectus supplement is not a notice of redemption with respect to the 2024 Notes.
Material United States Federal Income Tax Consequences:
For a discussion of certain United States federal income tax consequences of an investment in the Notes, see “Material U.S. Federal Income Tax Consequences”. You should consult your own tax advisors to determine the United States federal, state, local and other tax consequences of an investment in the Notes.
Risk Factors:
Investing in the Notes involves substantial risks. You should consider carefully all the information in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific risk factors set forth in the “Risk Factors” section in this prospectus supplement and in our most recent Annual Report on Form 10-K before making a decision whether to invest in the Notes.

Summary Financial and Operating Data of YUM
The following tables set forth certain audited and unaudited historical financial and operating data of YUM as of the dates and for the periods indicated. The historical financial data as of and for the fiscal years ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements included in our 2019 Form 10-K. The historical financial data as of and for the six-month periods ended June 30, 2020 and 2019 are derived from our unaudited condensed consolidated financial statements included in our 2020 second quarter Form 10-Q. We prepared our unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2019 on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include all normal and recurring adjustments, as necessary to present fairly in all material respects our financial position and results of operations for such interim periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year. Our significant interim accounting policies include the recognition of advertising and marketing costs, generally in proportion to revenue, and the recognition of income taxes using an estimated annual effective tax rate. Additionally, our historical results are not necessarily indicative of the results for any future period.

You should read the financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2019 Form 10-K and our most recent Quarterly Report on Form 10-Q.
	Fiscal Year Ended December 31,(1)(2)			Six Months Ended June 30,
	2017	2018	2019	2019	2020(3)
	(dollars in millions, except unit amounts)
Income Statement Data:
Company sales	$3,572	$2,000	$1,546	$692	$758
Franchise and property revenues	2,306	2,482	2,660	1,245	1,121
Franchise contributions for advertising and other services	—	1,206	1,391	627	582
Total revenues	5,878	5,688	5,597	2,564	2,461
Company restaurant expenses	2,954	1,634	1,235	558	647
General and administrative expenses	999	895	917	409	467
Franchise and property expenses	237	188	180	81	94
Franchise advertising and other services expense	—	1,208	1,368	616	574
Refranchising (gain) loss	(1,083)	(540)	(37)	(10)	(21)
Other (income) expense	10	7	4	6	150
Total costs and expenses, net	3,117	3,392	3,667	1,660	1,911
Operating profit	2,761	2,296	1,930	904	550
Investment (income) expense, net	(5)	(9)	67	(9)	(57)
Other pension (income) expense	47	14	4	3	5
Interest expense, net	445	452	486	234	250
Income before income taxes	2,274	1,839	1,373	676	352
Income tax provision	934	297	79	125	63
Net Income	$1,340	$1,542	$1,294	$551	$289
Statement of Cash Flows Data:
Capital spending	$318	$234	$196	$76	$67
Depreciation and amortization	253	137	112	54	53
Proceeds from refranchising of restaurants	1,773	825	110	25	3
Other Financial and Operating Data:
Company-owned units(4)	1,481	856	913	859	1,144
Franchised units(4)	43,603	47,268	49,257	47,910	49,249
System sales(5)	$46,694	$49,237	$52,584	$24,657	$22,409
Financing EBITDA(6)	$2,064	$1,958	$2,117	$991	$837

(1)
Fiscal years 2020, 2018 and 2017 include 52 weeks and fiscal year 2019 includes 53 weeks for U.S. subsidiaries and certain international subsidiaries that report on a period calendar. The estimated impact of the 53rd week on YUM for Operating Profit in 2019 was an increase of $24 million.

(2)
From 2014 through 2017 the Financial Accounting Standards Board issued standards to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries (“Topic 606”). YUM adopted these standards beginning with the fiscal year ended December 31, 2018, using the modified retrospective method. See YUM’s 2019 Form 10-K, for additional details on YUM’s new accounting policies regarding Topic 606 and impact of the adoption of Topic 606. No financial information for fiscal year 2017 has been restated to reflect financial results under Topic 606.

(3)
Includes the results of Habit Burger Grill for the period from March 18, 2020, the date of acquisition, through June 30, 2020.

(4)
As of the end of the period. On December 30, 2018, we consummated a strategic alliance with Telepizza, the largest non-U.S. based pizza delivery company in the world, to be the master franchisee of Pizza Hut in Latin America and portions of Europe. Upon formation of the alliance, we added 1,305 Telepizza units to our Pizza Hut Division unit count.

(5)
System sales include the results of all restaurants regardless of ownership, including Company-owned and franchise restaurants. Sales at franchise restaurants typically generate ongoing franchise and license fees for the Company at a rate of 3% to 6% of sales. Franchise restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company’s revenues.

(6)
Set forth below is a reconciliation of Financing EBITDA for YUM to the most directly comparable GAAP financial measure.

	For the Fiscal Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(dollars in millions)
Reconciliation of Financing EBITDA:
Net Income	$1,340	$1,542	$1,294	$551	$289
Income tax provision	934	297	79	125	63
Investment (income) expense, net	(5)	(9)	67	(9)	(57)
Other pension (income) expense	47	14	4	3	5
Interest expense, net	445	452	486	234	250
GAAP Operating Profit	$2,761	$2,296	$1,930	$904	$550
Special Items (Income) Expense – Operating Profit(a)	(1,001)	(530)	11	1	199
Depreciation and amortization	253	137	112	54	53
Share-based compensation(b)	47	53	59	31	29
Impairment charges(c)	4	2	5	1	6
Financing EBITDA	$2,064	$1,958	$2,117	$991	$837

(a)
Set forth below is a list of the Special Items impacting Operating Profit.

(b)
Excludes the non-cash credits (charges) associated with share-based compensation reflected within Special Items below.

(c)
Excludes the impairment of Habit Burger Grill goodwill reflected within Special Items below.

	For the Fiscal Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(dollars in millions)
Details of Special Items:
Refranchising gain (loss)(a)	$1,083	$540	$12	$10	$6
Impairment of Habit Burger Grill goodwill(b)	—	—	—	—	(139)
Costs associated with acquisition and integration of Habit Burger Grill(c)	—	—	—	—	(9)
Unlocking Opportunity Initiative contribution(d)	—	—	—	—	(50)
Costs associated with Pizza Hut U.S. Transformation Agreement(e)	(31)	(6)	(13)	(2)	(3)
Costs associated with KFC U.S. Acceleration Agreement(f)	(17)	(2)	—	—	—
YUM’s Strategic Transformation Initiatives(g)	(23)	(8)	—	—	—
Non-cash credits (charges) associated with share-based compensation(h)	(18)	3	—	—	—
Other Special Items Income (Expense)(i)	7	3	(10)	(9)	(4)
Special Items Income (Expense) – Operating Profit	$1,001	$530	$(11)	$(1)	$(199)

(a)
We have reflected as Special Items those refranchising gains and losses that were recorded in connection with our previously announced plans to have at least 98% franchise restaurant ownership by the end of 2018. As such, refranchising gains and losses recorded during 2020 and 2019 as Special Items primarily include gains or losses associated with sales of underlying real estate associated with stores that were franchised as of December 31, 2018 or true-ups to refranchising gains and losses recorded prior to December 31, 2018. For additional details see note 4 to our audited consolidated financial statements included in our 2019 Form 10-K.

(b)
On March 18, 2020 we acquired all of the issued and outstanding common shares of The Habit Restaurants, Inc. (“Habit”) for total cash consideration of $408 million, net of cash acquired. During the first quarter of 2020 the operation of substantially all Habit restaurants was impacted by government recommendations and mandates arising from containment and mitigation measures related to the COVID-19 global pandemic. As a result of the impacts of the COVID-19 pandemic on Habit’s results through March 31, 2020 as well as general market conditions, we recorded a goodwill impairment charge of $139 million to Other (income) expense, which has been reflected as a Special Item. For additional details see note 2 to our 2020 second quarter Form 10-Q.

(c)
During the year to date ended June 30, 2020, we recorded Special Item charges of $9 million related to expenses associated with the acquisition and integration of Habit. For additional details see note 2 to our 2020 second quarter Form 10-Q.

(d)
On June 24, 2020, the YUM! Brands, Inc. Board of Directors approved the establishment of the Company’s new global “Unlocking Opportunity Initiative” including a $100 million investment over the next five years to fight inequality by unlocking opportunities for employees, restaurant team members and communities. The Company contributed $50 million in the quarter ended June 30, 2020 to Yum! Brands Foundation, Inc. (a stand-alone, not-for-profit organization that is not consolidated in the Company’s results) as part of these efforts and investment. As a result of the size and specific nature of this contribution we have reflected the associated expense as a Special Item.

(e)
In connection with the Transformation Agreement we anticipate investing approximately $90 million from 2017 to 2020 to upgrade restaurant equipment to improve operations, fund improvements in restaurant technology and enhance digital and e-commerce capabilities. Due to their unique and long-term brand-building nature as well as their non-recurring impact on Pizza Hut’s segment results, the financial impact of operating investments that are part of the Transformation Agreement are not being allocated to any of our segment operating results. For additional details see note 4 to our audited consolidated financial statements included in our 2019 Form 10-K.

(f)
In connection with the Acceleration Agreement we invested approximately $130 million from 2015 through 2019 primarily related to new back-of-house equipment for franchisees and incentives to accelerate franchisee store remodels. Due to their unique and long-term brand-building nature as well as their non-recurring impact on KFC’s segment results, the financial impact of operating investments that are part of the Acceleration Agreement are not being allocated to any of our segment operating results. For additional details see note 4 to our audited consolidated financial statements included in our 2019 Form 10-K.

(g)
Major features of the our strategic transformation plans involved being more focused on the development of our three brands, increasing our franchise ownership and creating a leaner, more efficient cost structure. Due to the scope of the initiatives as well as their significance these costs are not being allocated to any of our segment operating results for performance reporting purposes. For additional details see note 4 to our audited consolidated financial statements included in our 2019 Form 10-K.

(h)
In connection with the separation of our China business, we modified certain share-based compensation awards held as part of our Executive Income Deferral (“EID”) Plan in phantom shares of YUM Common Stock to provide one phantom YUM China share-based award for each outstanding phantom YUM share-based award. Through October 31, 2018, these YUM China awards could be settled in cash, as opposed to stock, which requires recognition of the fair value of these awards within G&A in our Consolidated Income Statement. Given that these adjustments were a direct result of the separation, these amounts were not being allocated to any of our segment operating results.

As of October 31, 2018, deferrals in phantom shares of YUM China common stock are no longer an investment option within our EID Plan and any balances relating to these shares were moved to another available EID Plan investment option as selected by the participants. Amounts directed into cash or phantom shares of a Stock Index Fund or a Bond Index Fund remained classified as a liability and any appreciation or depreciation in these investments from the transfer date forward will be recognized as compensation expense and included in our segment operating results consistent with existing investments in these funds. Any balances directed into phantom shares of YUM Common Stock were reclassified to Common Stock on our Consolidated Balance Sheet. We do not recognize compensation expense for the appreciation or depreciation, if any, of investments in phantom shares of our Common Stock.
(i)
In the second quarter of 2019 we recorded a charge of $8 million to Other (income) expense related to cash payments in excess of our recorded liability to settle contingent consideration associated with our 2013 acquisition of the KFC Turkey and Pizza Hut Turkey businesses. Consistent with prior adjustments to the recorded contingent consideration, these costs are not being allocated to any of our segment operating results for performance reporting purposes.

RISK FACTORS
An investment in the notes is subject to risk. Before you decide to invest in the Notes, you should consider the risk factors below as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our other filings with the Securities and Exchange Commission, which are incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.
Risks Relating to our Business
The novel coronavirus (COVID-19) global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.
In late 2019, COVID-19 was first detected. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world implemented measures to reduce the spread of COVID-19, including restrictions on travel outside the home or other limitations on business and other activities and encouraging social distancing. As a result of COVID-19, we and our franchisees have experienced significant store closures and instances of reduced store-level operations, including reduced operating hours and dining-room closures.
We are unable to accurately predict the impact that COVID-19 will have on our and our franchisees’ operations going forward due to uncertainties including the severity and duration of the outbreak, additional actions that may be taken by governmental authorities, and the length and severity of ongoing negative economic conditions in the U.S. and globally arising from the pandemic. However, while it is premature to accurately predict the ultimate full impact of these developments, we expect continuing adverse impacts. These potential impacts include the loss of revenues due to continued or increased dining room closures and other restrictions on our business, continued delays in reopening or permanent closures of the restaurants that are currently closed due to COVID-19. The closed restaurants are dispersed around the globe, with the majority located in malls, transportation centers, airports and other, similar locations which may remain closed for longer or permanently. Additionally, we and our franchisees have made operational changes in response to COVID-19, including installing counter screens and purchasing personal protective equipment, which have and may continue to increase restaurant operating costs. It is also possible that our and our franchisees’ restaurants may experience interruptions of food and other supplies as well as labor shortages as a result of COVID-19, disrupting our and our franchisee’s operations and impacting same-store sales negatively.
Our success is heavily reliant on our Concepts’ franchisees and the COVID-19 pandemic has caused and may continue to cause financial distress for certain franchisees that have been or will be impacted. As a result of this distress, our franchisees may not be able to meet their financial obligations as they come due, including the payment of royalties, rent, or other amounts due to us. This has led to, and may continue to lead to, write-offs of amounts we have currently due from our franchisees beyond amounts we have reserved, as well as decreased future collections from franchisees. Additionally, in certain instances, we have offered grace periods for certain near-term payments due to us to our franchisees who need more access to capital and are in good standing with the Company. Such grace periods will negatively impact YUM’s cash flows in the near-term and there is no guarantee that our franchisees will ultimately pay amounts due. Additionally, our franchisees may not be able to make payments to landlords, distributors and key suppliers, as well as payments to service any debt they may have outstanding. Franchisee financial distress has also led to, and may continue to lead to, permanent store closures and delayed or reduced new franchisee development which would further harm our results and liquidity going forward. Further, in some cases, we are contingently liable for franchisee lease obligations, and a failure by a franchisee to perform its obligations under such lease could result in direct payment obligations for YUM.
Moreover, if conditions related to the pandemic result in significant disruptions to capital and financial markets, or negatively impact our credit ratings, our cost of borrowing, our ability to access capital on favorable terms and our overall liquidity could be adversely impacted. Finally, if negative economic conditions arising from the pandemic persist and continue to adversely affect our business, this could give rise to an impairment in the value of our tangible or intangible assets, in addition to the goodwill impairment charge recognized by us with respect to our Habit Burger Grill reporting unit in the first quarter of 2020.
To the extent the COVID-19 pandemic continues to adversely affect the business and financial results of us and our franchisees, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section and in our annual report on Form 10-K for the year ended December 31, 2019, such as those relating to our high level of indebtedness, cybersecurity and our increasing dependence on digital commerce, supply chain interruptions and changes in labor and other operating costs.
Risks Related to the Notes
The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
The Notes are exclusively the obligations of the Company and are not guaranteed by any of our subsidiaries. Our operations are conducted almost exclusively through our subsidiaries. Generally, claims of creditors of a subsidiary, including trade creditors and claims of preference shareholders (if any) of the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent entity, including claims by holders of the Notes. In the event of any foreclosure, dissolution, winding-up, liquidation, administration, reorganization or other insolvency or bankruptcy proceeding of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us as a shareholder. As such, the Notes will be structurally subordinated to the creditors (including trade creditors) and preference shareholders (if any) of our subsidiaries. At June 30, 2020, our subsidiaries had approximately $11,500 million of liabilities outstanding, including $8,755 million principal amount of indebtedness. The Indenture does not limit our or our subsidiaries’ ability to incur additional indebtedness.
We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures depends on our future performance and our ability to generate cash from our operations, which is subject, among other things, to the success of our business strategy, customer demand, increased competition, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors”, many of which are beyond our control. At June 30, 2020, we had $14,529 million of liabilities outstanding, including $11,780 million principal amount of indebtedness.
We cannot assure you that we will be able to generate a level of cash flow from our operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes, or that future borrowings will be available to us in an amount sufficient to enable us to service and repay the Notes and our other indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes, any of which will depend on our cash needs, our financial condition at such time, the then-prevailing market conditions and the terms of our then-existing debt instruments, including the indentures governing the Subsidiary Senior Notes and our Senior Secured Credit Facilities, which may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit ratings, which could also harm our ability to incur additional indebtedness. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Furthermore, if we are required to sell assets, there can be no assurances that any assets which we could be required to dispose of could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be on acceptable terms.
In addition to our debt service needs, we will need to rely upon cash distributions from our subsidiaries to service the Notes and the Parent Outstanding Notes, including for the payment of interest. The ability of our subsidiaries to generate sufficient cash from operations to make distributions to us will depend upon their future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, the ability of our subsidiaries to make distributions to us is subject to restrictions in the various debt instruments to which they are subject. For example, the Subsidiary Senior Notes limit the amount of “restricted payments”, including dividends that our subsidiaries in the Restricted Group can make to us. The restrictions on the ability to pay dividends are subject to a number of exceptions, including exceptions for dividends or other restricted payments: in an aggregate amount not to exceed $500 million; in amounts so long as, on a pro forma basis, the consolidated total leverage ratio (as defined in the indentures) does not exceed 4.00 to 1.00; and up to an available amount calculated in accordance with the indentures that is based on 50% of the Restricted Group’s cumulative net income and proceeds from equity issuances. The Senior Secured Credit Facilities have similar restrictions on the ability to pay dividends to us. In addition, the indenture governing the Taco Bell Securitization Notes contains restrictions limiting the ability of Taco Bell Funding, LLC to make distributions on its limited liability company interests in certain circumstances. As described above, the ability of our subsidiaries to generate net income will depend upon various factors that may be beyond our control, including, in particular, the effects of the COVID-19 pandemic. Because a substantial portion of our debt bears variable rates of interest, our interest expense could increase in the future. Our subsidiaries may not generate sufficient cash flow from operations or be permitted by the terms of the debt instruments to which they are subject to pay dividends or distributions to us in amounts sufficient to allow us to pay cash interest on the Notes and the Parent Outstanding Notes. If we are unable to meet our debt service obligations, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish these actions on satisfactory terms, if at all. A default under the Parent Outstanding Notes could result in a default under our other debt instruments and lead to an acceleration of all outstanding loans under our Senior Secured Credit Facilities and the Subsidiary Senior Notes. See “Description of Certain Other Indebtedness”.
The indenture that will govern the Notes will contain limited covenants.
The indenture that will govern the Notes will contain limited covenants, including those restricting our ability and our subsidiaries’ ability to secure debt with certain liens and enter into certain sale and leaseback transactions. The limitation on liens and limitation on sale and leaseback covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to substantially all of our material assets. See “Description of our Debt Securities — Certain Covenants” in the accompanying prospectus. In light of these exceptions, holders of the Notes may be effectively subordinated to new lenders to the extent of the collateral secured by such liens.
Restrictive covenants in the indentures governing the Subsidiary Senior Notes and under our Senior Secured Credit Facilities may reduce our operating and financial flexibility and may adversely affect our ability to operate our business successfully.
The indentures governing the Subsidiary Senior Notes contain a number of covenants that restrict the ability of the Restricted Group to, among other things:
•
incur additional indebtedness or guarantee indebtedness;

•
create liens or use assets as security in other transactions;

•
declare or pay dividends or make other distributions to the Company;

•
redeem stock of the Subsidiary Issuers, repay subordinated indebtedness prior to maturity or make investments;

•
merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of their assets;

•
enter into transactions with affiliates;

•
sell or transfer certain assets; and

•
agree to certain restrictions on the ability of restricted subsidiaries to pay dividends or make loans or other distributions to the Restricted Group.

In addition, the credit agreement governing the Senior Secured Credit Facilities requires us to maintain specified financial ratios and satisfy certain financial covenants, including, but not limited to, maintaining a total net leverage ratio below specified maximum thresholds and maintaining a fixed charge coverage ratio above specified minimum thresholds. We could also incur additional indebtedness having even more restrictive covenants. Furthermore, the management agreement for the Securitization Transaction provides for the termination of Taco Bell Corp. as manager of the Securitization Transaction if the Company and its consolidated subsidiaries (including the Restricted Group) incur indebtedness and such incurrence results in the Company exceeding a 7.0:1 consolidated leverage ratio (the ratio of total debt of the Company and its consolidated subsidiaries to Holdco Adjusted EBITDA) (as defined in the indenture governing the Taco Bell Securitization Notes). As a result of these restrictions and covenants, our management’s ability to operate our business in its discretion is limited, and we may be unable to finance our future operations, compete effectively, pursue acquisitions or take advantage of new business opportunities, any of which could harm our business.
The ability of the Restricted Group to comply with covenants contained in the indentures governing the Subsidiary Senior Notes and their other debt agreements may be affected by events beyond their control, including economic, financial and industry conditions, such as those resulting from the effects of the COVID-19 pandemic. Such a failure to comply with these covenants could result in an event of default under the applicable debt agreement allowing the holders of such indebtedness to declare all outstanding indebtedness thereunder immediately due and payable, which in turn could result in the cross-acceleration of all other outstanding indebtedness. Upon an acceleration of any secured indebtedness, including our Senior Secured Credit Facilities, the lenders could foreclose upon the assets securing such indebtedness. If all of our outstanding indebtedness were to be accelerated, we may not have, or be able to obtain through sales of assets, financing arrangements or otherwise, sufficient funds to pay all such accelerated indebtedness, including the Notes, in full, particularly after all of the assets of our subsidiaries that have been pledged to secure our Senior Secured Credit Facilities and any other secured indebtedness have been applied to repay such secured indebtedness in full first before any proceeds therefrom may be applied to repay senior unsecured indebtedness, including the Notes.
In addition, the indenture governing the Parent Outstanding Notes contains covenants, including, but not limited to, covenants restricting the creation of liens, entering into sale leaseback transactions and the ability of the Company to merge, consolidate or sell its properties and assets substantially as an entirety to another person. We believe that the liens created on the assets of the Taco Bell Securitization Entities for the benefit of the holders of the Taco Bell Securitization Notes and on the assets of the Subsidiary Issuers and the Guarantors for the benefit of the lenders under our Senior Secured Credit Facilities will not contravene these covenants. However, there can be no assurance that holders of the Parent Outstanding Notes will not assert a breach of the covenants included in the indentures governing the Parent Outstanding Notes. If the holders of the Parent Outstanding Notes were to prevail on these claims, they would be entitled to declare a default and to potentially accelerate payment of the Parent Outstanding Notes and, if they were to do so, there can be no assurance that we would have the funds available to repay the Parent Outstanding Notes or be able to refinance the Parent Outstanding Notes on acceptable terms or at all.
We may not be able to generate a sufficient amount of cash flow to meet our debt service obligations.
Our ability to make scheduled payments or to refinance our obligations with respect to the Notes and our other indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and industry conditions and other factors beyond our control, including the availability of financing in the banking and capital markets and the effects of the COVID-19 pandemic. If our cash flow and capital resources are insufficient to fund our debt service obligations and other commitments, then we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital, or restructure or refinance our indebtedness. We may be unable to effect any of these actions on a timely basis, on commercially reasonable terms or at all, or these actions may be insufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. If we cannot make scheduled payments on our indebtedness, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation.
We may not have the ability to raise the funds necessary to finance a change of control offer if required by the Indenture.
Upon the occurrence of a change of control triggering event, as defined in the Indenture, we will be required to make an offer to purchase the Notes at a price in cash equal to 101% of their aggregate principal amount, plus any accrued and unpaid interest, to the date of repurchase. We may not be able to repurchase the Notes upon a change of control triggering event because we may not have sufficient funds to pay the related purchase price for the Notes and any of our other indebtedness, such as the Subsidiary Senior Notes and the Parent Outstanding Notes, with similar change in control provisions. In addition, certain change of control events will constitute an event of default under our Senior Secured Credit Facilities, which would allow the lenders thereunder to declare all outstanding borrowings thereunder to be immediately due and payable. Any of our future debt agreements may contain similar provisions. Accordingly, we may not be able to satisfy our obligation to purchase the Notes upon a change of control triggering event unless we are able to refinance or obtain waivers under our Senior Secured Credit Facilities and any other indebtedness that restricts change of control events. There can be no assurance that we will be able to obtain such waivers or that sufficient financing will be available on acceptable terms or at all in order to refinance such indebtedness and to fund the repurchase of the Notes. Our failure to repurchase any tendered Notes following a change of control triggering event for any reason would result in an event of default under the Indenture. See “Description of Notes — Offer to Purchase Upon Change of Control Triggering Event”.
The change of control provision contained in the Indenture may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger, recapitalization or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a “change of control” as defined in the Indenture. Except as described under “Description of Notes — Offer to Purchase Upon Change of Control Triggering Event”, the Indenture will not contain provisions that would require us to offer to repurchase or redeem the Notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.
The definition of “change of control” in the Indenture will include a disposition of all or substantially all of our properties or assets to any person. Although there is a limited body of case law interpreting the phrase “all or substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a change of control has occurred and whether we are required to make an offer to repurchase the Notes.
Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the Notes.
The Notes are a new issue of securities with no established trading market. We do not intend to have the Notes listed on a national securities exchange. Certain of the underwriters have advised us that they intend to make a market in the Notes as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the Notes and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active or liquid market for the Notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. We cannot assure you that the market, if any, for the Notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your Notes. The liquidity of, and trading market for, the Notes may be adversely affected by, among other things:
•
changes in the overall market for securities similar to the Notes;

•
changes in our financial performance or prospects;

•
the prospects for companies in our industry generally;

•
the number of holders of the Notes;

•
the interest of securities dealers in making a market for the Notes; and

•
prevailing interest rates.

As a result of any of the above factors, as well as other factors, the holders of the Notes may not be able to sell their Notes at a particular time or at a favorable price.

USE OF PROCEEDS
We estimate that the net proceeds of this offering will be approximately $       million after deduction of expenses and the underwriting discount. We intend to use all of the net proceeds from this offering, together with cash on hand, to fund the redemption of the entire $1,050,000,000 outstanding principal amount of the 2024 Notes, at a redemption price of 102.5% of their principal amount plus accrued and unpaid interest thereon. Certain of the underwriters or their respective affiliates may hold 2024 Notes. As a result, certain of the underwriters or their respective affiliates may receive a portion of the net proceeds from this offering that are used to fund the redemption of the 2024 Notes. See “Underwriting”. This prospectus supplement is not a notice of redemption with respect to the 2024 Notes.
CAPITALIZATION
The following table sets forth the cash and capitalization of YUM as of June 30, 2020, in chronological order of their occurrence:
•
on a historical basis;

•
on a pro forma basis to give effect to the repayment of borrowings of $288 million under the Revolving Credit Facility; and

•
on a pro forma, as adjusted, basis after giving effect to the offering of the Notes and the application of the net proceeds therefrom, but no other application.

You should read this table in conjunction with the information included under the headings “Use of Proceeds” and “Description of Certain Other Indebtedness” and with our audited consolidated financial statements and related notes included in our 2019 Form 10-K incorporated by reference in the accompanying prospectus.
	As of June 30, 2020
	Actual	(Unaudited) Pro forma	(Unaudited) Pro forma, as adjusted
	(dollars in millions)
Cash and cash equivalents(1)	$1,243	$955	$
Parent Outstanding Notes	3,025	3,025		3,025
% Notes offered hereby	—	—
Debt of Subsidiaries:(2)
Senior Secured Credit Facilities:
Revolving credit facility(3)	575	287		287
Term loan A	450	450		450
Term loan B	1,926	1,926		1,926
Senior Notes	2,850	2,850		1,800
Finance lease obligations	71	71		71
Total debt of Restricted Group	5,872	5,584		4,534
Taco Bell Securitization Notes	2,883	2,883		2,883
Total debt(2)	11,780	11,492
Total shareholders’ deficit	(8,108)	(8,108)		(8,108)
Total capitalization	$3,672	$3,384	$

(1)
On August 13, 2020 the Company’s Board of Directors declared a dividend of $0.47 per share of common stock. The quarterly dividend will be distributed September 11, 2020 to shareholders of record at the close of business on August 26, 2020 and totals $142 million.

(2)
Includes current maturities of long term debt. All amounts in the table reflect the outstanding principal amount without any deduction for debt discount or capitalized financing costs.

(3)
The Revolving Credit Facility provides for a maximum of $1.0 billion of borrowing capacity.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
Parent Outstanding Notes
The Company had the following notes outstanding as of June 30, 2020, (collectively, the “Parent Outstanding Notes”):
•
$325.0 million aggregate principal amount of 6.875% senior notes due November 15, 2037;

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$350.0 million aggregate principal amount of 3.875% senior notes due November 1, 2020;

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$350.0 million aggregate principal amount of 3.750% senior notes due November 1, 2021;

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$325.0 million aggregate principal amount of 3.875% senior notes due November 1, 2023;

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$275.0 million aggregate principal amount of 5.350% senior notes due November 1, 2043;

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$800.0 million aggregate principal amount of 4.75% senior notes due January 15, 2030 (the “2030 Notes”); and

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$600.0 million aggregate principal amount of 7.75% senior notes due April 1, 2025 (the “2025 Notes”).

All of the Parent Outstanding Notes (other than the 2030 Notes and the 2025 Notes) were issued pursuant to an indenture (the “Parent 1998 Indenture”), dated as of May 1, 1998, between the Company and The Bank of New York Mellon Trust Company, N.A., successor in interest to The First National Bank of Chicago, as trustee. The 2030 Notes were issued pursuant to an indenture (the “Parent 2019 Indenture”) dated as of September 11, 2019, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The 2025 Notes were issued pursuant to an indenture (the “Parent 2020 Indenture” and together with the Parent 2019 Indenture and the Parent 1998 Indenture, the “Parent Outstanding Notes Indentures”) dated as of April 1, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.
Interest on the Parent Outstanding Notes is payable semi-annually in arrears. The Parent Outstanding Notes represent senior, unsecured obligations and rank equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness. The Parent Outstanding Notes are not guaranteed by any of the Company’s subsidiaries.
The Parent Outstanding Notes are redeemable, in whole or in part, at any time, at the option of the Company at a redemption price equal to par plus a make-whole premium (or, in the case of the 2025 Notes, at fixed redemption prices beginning in 2022), plus accrued and unpaid interest to the redemption date. In the event of a change of control and both Moody’s and S&P reduce their ratings of the Parent Outstanding Notes due, in whole or in part, to such change of control and the Parent Outstanding Notes are no longer rated investment grade by both rating agencies, the Company is required to offer to repurchase the Parent Outstanding Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. For the Parent Outstanding Notes, a change of control generally includes (i) the acquisition by any person (or group) of beneficial ownership of more than 50% of the Company’s voting stock, (ii) the sale or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, other than to a subsidiary of the Company and (iii) except in the case of the 2030 Notes and the 2025 Notes, changes in the membership of the board of directors of the Company such that a majority of its members are no longer considered continuing directors under the terms of the Parent Outstanding Notes.
The Parent Outstanding Notes Indentures contain covenants that are customary for debt securities that are issued in the capital markets for issuers that are rated investment grade, including, but not limited to, covenants restricting (i) the creation of any liens on “restricted property” (as defined in the applicable Parent Outstanding Notes Indenture) to secure any debt of the Company or its subsidiaries, (ii) the entering into sale and leaseback transactions and (iii) the Company from merging into, or consolidating with, any other person, or conveying, leasing or transferring its properties and assets substantially as an entirety to another person. The Parent Outstanding Notes also contain customary events of default provisions, including a cross-default provision whereby the acceleration of the maturity of any of the

Company’s indebtedness in a principal amount in excess of $50.0 million ($100.0 million or more in the case of the 2030 Notes and the 2025 Notes) will constitute a default under the Parent Outstanding Notes unless such indebtedness is discharged, or the acceleration of the maturity of that indebtedness is annulled, within 30 days after notice.
Restricted Group Debt
Subsidiary Senior Notes.   On June 16, 2016, the Subsidiary Issuers completed the issuance and sale of $1.05 billion aggregate principal amount of 5.00% Senior Notes due 2024 (the “2024 Notes”) and $1.05 billion aggregate principal amount of 5.25% Senior Notes due 2026 (the “2026 Notes”). On June 15, 2017, the Subsidiary Issuers completed the issuance and sale of $750 million aggregate principal amount of 4.75% Senior Notes due 2027 (the “2027 Notes”, and together with the 2024 Notes and the 2026 Notes, the “Subsidiary Senior Notes”). The 2024 Notes will mature on June 1, 2024, the 2026 Notes will mature on June 1, 2026 and the 2027 Notes will mature on June 1, 2027. Interest on each series of Notes is payable semi-annually in arrears on June 1 and December 1.
The Subsidiary Senior Notes are general, unsecured, senior obligations of the Subsidiary Issuers and are guaranteed on a senior unsecured basis by the Guarantors. None of the Taco Bell Securitization Entities, ABR Insurance, The Habit Restaurants, Inc. and its subsidiaries, our foreign subsidiaries and our non-wholly owned domestic restricted subsidiaries guarantee the Subsidiary Senior Notes.
The Subsidiary Issuers may redeem all or part of the Subsidiary Senior Notes of a series at any time prior to June 1, 2019, in the case of the 2024 Notes, June 1, 2021, in the case of the 2026 Notes, and June 1, 2022 in the case of the 2027 Notes, by paying a redemption price equal to 100% of the principal amount of Subsidiary Senior Notes to be redeemed plus the Applicable Premium (as defined in the indentures governing the Subsidiary Senior Notes) for such series, plus accrued and unpaid interest, if any, to the redemption date. At any time and from time to time on or after June 1, 2019 in the case of the 2024 Notes, June 1, 2021 in the case of the 2026 Notes, and June 1, 2022 in the case of the 2027 Notes, the Subsidiary Issuers may redeem such notes in whole or in part, at their option, at fixed redemption prices set forth in the applicable indenture.
Upon the occurrence of a Change of Control (as defined in the applicable indenture), the Subsidiary Issuers are required to offer to repurchase each series of Subsidiary Senior Notes at a purchase price equal to 101% of the aggregate principal amount of such series plus accrued and unpaid interest, if any, to the date of such repurchase.
The indentures governing the Subsidiary Senior Notes contain covenants, including, but not limited to, limitations and restrictions on the ability of the Subsidiary Issuers, Yum Restaurant Services Group, LLC, Restaurant Concepts LLC and Taco Bell Corp. (collectively, the “Companies”) and their restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness, (ii) create liens on their assets to secure other indebtedness, (iii) declare or pay dividends or make other distributions to stockholders (other than to the Companies and their restricted subsidiaries), (iv) redeem stock of the Companies, repay subordinated indebtedness prior to maturity or make investments, (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of their assets, (vi) sell or transfer certain assets and (vii) agree to certain restrictions on the ability of restricted subsidiaries to pay dividends or make loans or other distributions to the Companies or their restricted subsidiaries. Most of these covenants in the indentures only apply to the Companies and their restricted subsidiaries. The Company itself is not subject to such covenants. In addition, the Taco Bell Securitization Entities have been designated as “unrestricted subsidiaries” under the indentures for the Subsidiary Senior Notes and therefore are not subject to any of these covenants. Many of the restrictive covenants in the indentures governing the Subsidiary Senior Notes will be suspended in the event that (i) the Subsidiary Senior Notes receive investment grade ratings from any two of Fitch Ratings, Inc., Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services and (ii) no default or event of default has occurred and is continuing under the indentures.
Senior Secured Credit Facilities.   Each of the Subsidiary Issuers is a co-borrower under, and each of the Guarantors is a guarantor of, our Senior Secured Credit Facilities, which consist of:
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a $1.0 billion Revolving Credit Facility maturing in 2022, which includes a sub-facility for the issuance of letters of credit;

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a $500 million Term Loan A facility maturing in 2022; and

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a $1.97 billion Term Loan B facility maturing in 2025.

The Term Loan A facility was extended by one year to its current maturity date pursuant to an amendment entered into June 7, 2017 (the “Credit Facilities Extension Date”), and has been subject to quarterly amortization payments since one full fiscal quarter after the first anniversary of such date, at a rate equal to 5% of the initial principal amount of the Term Loan A facility in each of the second and third years following the Credit Facilities Extension Date, at a rate equal to 7.5% of the initial principal amount of the Term Loan A facility in the fourth year following the Credit Facilities Extension Date and at a rate equal to 15% of the initial principal amount of the Term Loan A facility in the fifth year following the Credit Facilities Extension Date, with the balance payable at maturity on the fifth anniversary of the Credit Facilities Extension Date. The Term Loan B facility was extended by two years to its current maturity date pursuant to an amendment entered into April 3, 2018, and is subject to quarterly amortization payments in an amount equal to 1% of the initial principal amount of the Term Loan B facility in each year of the facility, with the balance payable at maturity on April 3, 2025.
Borrowings under the Revolving Credit Facility and the Term Loan A accrue interest at an annual rate of either LIBOR or the base rate, as determined by the Subsidiary Issuers, plus a spread based on the Subsidiary Issuers’ total leverage ratio. Such spread is currently 1.50% for LIBOR loans and 0.50% for base rate loans and ranges between 1.25% and 1.75% for LIBOR Loans and between 0.25% and 0.75% for base rate loans based on the total leverage ratio of the co-borrowers. Borrowings under the Term Loan B accrue interest at an annual rate of either LIBOR or the base rate, plus a spread of 1.75% for LIBOR loans and 0.75% for base rate loans. Under our senior secured credit agreement, the “base rate” means the greatest of (a) the Prime Rate then in effect, (b) the federal funds rate then in effect plus 0.5% and (c) the rate for one month LIBOR rate then in effect plus 1.0%.
Our Senior Secured Credit Facilities are subject to certain mandatory prepayments, including from 50% of excess cash flow on an annual basis (with step-downs to 25% if the Subsidiary Issuers’ total leverage ratio is less than 3.75:1 and to 0% if the Subsidiary Issuers’ total leverage ratio is less than 3.50:1) and from the proceeds of certain asset sales, casualty events and issuances of indebtedness, subject to customary exceptions and reinvestment rights.
Our Senior Secured Credit Facilities are unconditionally guaranteed by all of the Guarantors and are secured by first priority liens on substantially all tangible and intangible assets of the Subsidiary Issuers and the Guarantors, excluding certain stock pledges and real property and subject to other customary exceptions. The foregoing guarantees and collateral also benefit and secure, on a pari passu basis, obligations of members of the Restricted Group under certain swap contracts, cash management arrangements and bilateral letter of credit facilities (in a face amount not to exceed $60 million in the case of such letter of credit facilities), in each case entered into with lenders under our Senior Secured Credit Facilities or their affiliates.
Our Senior Secured Credit Facilities contain two financial maintenance covenants which require the Subsidiary Issuers to maintain a maximum total leverage ratio of 5.0:1 and a minimum fixed charge coverage ratio (defined as the ratio of EBITDA minus capital expenditures to fixed charges (inclusive of rental expense and scheduled amortization)) of 1.5:1, each as of the last day of each fiscal quarter; provided that only the Term Loan A facility and the Revolving Credit Facility (and not the Term Loan B facility) benefit from such financial maintenance covenants. Our Senior Secured Credit Facilities also contain customary affirmative and negative covenants, including, among other things, limitations on incurring additional indebtedness, creating liens, selling assets, making investments or acquisitions, paying dividends or making distributions on or repurchasing equity interests or engaging in certain other transactions specified in the agreement, in each case subject to customary baskets, exceptions and materiality qualifiers. The credit agreement for our Senior Secured Credit Facilities contains customary provisions relating to incremental credit extensions, extending and refinancing facilities, debt buy-backs and exchanges.

Taco Bell Securitization Notes
On May 11, 2016, Taco Bell Funding, LLC completed the Initial Securitization Transaction which included the issuance of:
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$2.3 billion aggregate principal amount of fixed rate senior secured notes, consisting of:

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$800 million aggregate principal amount of 3.832% senior secured notes with an anticipated repayment date in May 2020;

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$500 million aggregate principal amount of 4.377% senior secured notes with an anticipated repayment date in May 2023; and

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$1.0 billion aggregate principal amount of 4.970% senior secured notes with an anticipated repayment date in May 2026 (collectively, the “2016 Securitization Notes”).

On November 14, 2018, Taco Bell Funding, LLC completed a refinancing transaction and issued two fixed rate senior secured notes in the aggregate principal amount of $1.45 billion consisting of:
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$825 million aggregate principal amount of 4.318% senior secured notes with an anticipated repayment date of November 2023; and

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$625 million aggregate principal amount of 4.940% senior secured notes with an anticipated repayment date of November 2028 (the “2018 Securitization Notes”, and together with the 2016 Securitization Notes, the “Taco Bell Securitization Notes”).

Proceeds from the issuance of the 2018 Securitization Notes were used, in part, to repay the remaining $788 million aggregate principal amount of the 2016 Securitization Notes with the anticipated repayment date in May 2020.
Payments of interest and principal on the Taco Bell Securitization Notes are made by the Taco Bell Securitization Entities from the franchise and royalty fees paid pursuant to the franchise and license agreements owned by the Taco Bell Securitization Entities. In general, no amortization of principal is required prior to the anticipated repayment dates detailed above unless as of any quarterly measurement date the consolidated leverage ratio (both the ratio of total debt to Net Cash Flow (as defined in the indenture) and the ratio of total debt to Holdco Adjusted EBITDA (as defined in the indenture), as applicable, for the preceding four fiscal quarters) of either the Company and its subsidiaries or the Taco Bell Securitization Entities exceeds 5.0:1, in which case amortization payments of 1% of the outstanding principal per year will be required. If the Taco Bell Securitization Notes are not repaid in full by their respective anticipated repayment dates, then amortization payments thereon increase rapidly after such date until such notes are repaid in full with a final maturity date for the 2016 Securitization Notes occurring in May 2046 and for the 2018 Securitization Notes in November 2048.
The Taco Bell Securitization Notes are secured by a lien, subject to certain exclusions, on all existing and future U.S. Taco Bell franchise and license agreements (including franchise agreements with Company-owned Taco Bell restaurants) and the royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in asset-owning Taco Bell Securitization Entities. The Taco Bell Securitization Notes are guaranteed by the Taco Bell Securitization Entities, and neither the Company nor any member of the Restricted Group guarantees the Taco Bell Securitization Notes, and the holders thereof have no recourse to any of the assets of the Company or any member of the Restricted Group.
The indenture governing the Taco Bell Securitization Notes contains affirmative and negative covenants customary for transactions of this type, such as limitations on creating liens, incurring indebtedness, paying dividends, making investments, making acquisitions and dispositions of properties and businesses, and maintaining corporate separateness. The indenture also requires the Taco Bell Securitization Entities to maintain an interest-only debt service coverage ratio (the ratio of Net Cash Flow to interest expense for the preceding four fiscal quarters) of at least 1.1:1 as of each quarterly measurement date. Failure to satisfy this interest-only debt service coverage ratio as of any quarterly measurement date is an event of default under the indenture.

The management agreement for the Securitization Transaction contains manager termination events customary for transactions of this type that permit the Trustee to terminate Taco Bell Corp. as manager. Manager termination events do not constitute an event of default under the Taco Bell Securitization Notes, but do result in termination of payment of the management fee and rapid amortization of principal payments of the Taco Bell Securitization Notes such that no residual equity amounts would be payable to Taco Bell Corp. Manager termination events include, but are not limited to: (i) the failure by the Taco Bell Securitization Entities to maintain an interest-only debt service coverage ratio of at least 1.2:1 as of each quarterly measurement date, (ii) an acceleration of more than $200 million in indebtedness of Taco Bell Corp. and (iii) the incurrence by YUM or any of its subsidiaries (including, but not limited to, members of the Restricted Group) of additional indebtedness, and, as a result of such incurrence, the consolidated leverage ratio (the ratio of total debt of YUM and its subsidiaries, subject to certain adjustments, to Holdco Adjusted EBITDA (as defined in the indenture)) of the Company and its subsidiaries is greater than 7.0:1 and is not cured within the relevant cure period.
In addition, rapid amortization of principal of the Taco Bell Securitization Notes will also occur if, among other things, (i) as of any quarterly measurement date U.S Taco Bell system-wide gross sales for the prior 12-month period are less than $4.2 billion, (ii) a manager termination event occurs, (iii) an event of default occurs or (iv) Taco Bell Funding, LLC has not repaid or refinanced in full any series of Taco Bell Securitization Note prior to the anticipated repayment date of such series, unless as of such date the debt service coverage ratio for the Taco Bell Securitization Entities is greater than 2.0:1 and such notes are repaid or refinanced within one year. The indenture governing the Taco Bell Securitization Notes contains events of default customary for transactions of this type, including, default of any covenant set forth in the indenture after specified grace periods.
The indenture governing the Taco Bell Securitization Notes requires a certain percentage of securitization cash flow collections to be allocated and maintained in a cash trap reserve account in the event that as of any quarterly measurement date the Taco Bell Securitization Entities fail to maintain a debt service coverage ratio (or the ratio of Net Cash Flow to all debt service payments for the preceding four fiscal quarters) of at least 1.75:1.

DESCRIPTION OF NOTES
We will issue the $       million aggregate principal amount of     % Senior Notes due      , (the “Notes”) as a separate series of debt securities under an indenture, to be dated as of September       , 2020 (the “base indenture”), by and between YUM! Brands, Inc. and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by a supplemental indenture to be entered into between us and the trustee on the date of issue of the Notes (together with the base indenture, the “Indenture”).
The following description of certain provisions of the Notes and of the Indenture is a summary and is subject to, and qualified in its entirety by reference to, the accompanying prospectus and the Indenture. Not all the defined terms used in this prospectus supplement are defined here, and you should refer to the accompanying prospectus or Indenture for the definitions of such terms. This description of the particular terms of the Notes supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the debt securities and the Indenture in the accompanying prospectus under the heading “Description of Our Debt Securities”, to which we refer you.
References in this section to the “Company”, “we”, “us”, or “our” refer to YUM! Brands, Inc. and not any of its subsidiaries.
General
The Notes will:
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be our general, unsecured, senior obligations;

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rank pari passu in right of payment with all of our existing and future senior indebtedness;

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be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the collateral securing such secured indebtedness

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rank senior in right of payment to any of our future subordinated indebtedness;

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be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, none of which will guarantee the Notes, to the extent of the value of the assets of such subsidiaries, including indebtedness under the Senior Secured Credit Facilities and the Subsidiary Senior Notes of the Subsidiary Issuers and the Taco Bell Securitization Notes;

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be initially limited to $       million aggregate principal amount;

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be issued in registered form in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof;

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mature on            ,            ; and

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bear interest at the rate per annum shown on the front cover of this prospectus supplement.

The Indenture does not limit the aggregate principal amount of debt securities which we may issue thereunder. We may, from time to time, without notice to or the consent of the holders of the Notes offered hereby, create and issue additional debt securities ranking equally and ratably with the Notes offered hereby in all respects (or in all respects except for the issue date, public offering price, the payment of interest accruing prior to the issue date of such additional debt securities or except for the first payment of interest following the issue date of such additional debt securities), so that such additional debt securities will be consolidated and form a single series with the Notes offered hereby; provided that if the additional debt securities are not fungible with the Notes offered hereby for United States federal income tax purposes, the additional debt securities will have a separate CUSIP number.
Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest on the Notes will accrue from the issue date of the Notes and will be payable semi-annually in arrears on             and            , beginning                  , 2021, to the persons in whose names the Notes are registered at the close of business on                   or            , as the case may be, next preceding such                   or            .
The Notes are not entitled to any mandatory redemption or sinking fund payments.

Ranking
The operations of the Company are conducted almost entirely through its subsidiaries. Accordingly, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are dependent upon the earnings of the Company’s subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans, or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory restrictions and are subject to contractual restrictions, including those of the Senior Secured Credit Facilities and the Subsidiary Senior Notes of the Subsidiary Issuers and the Taco Bell Securitization Notes, and are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right the Company has to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company’s claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The Notes, therefore, will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) of the Company’s subsidiaries. See “Risk Factors — Risks Related to the Notes — The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries”.
As of June 30, 2020, on a pro forma basis after giving effect to this offering and the application of the net proceeds of this offering to repay a portion of the Subsidiary Senior Notes and the repayment of borrowings of $288 million under the Revolving Credit Facility, the Company would have had $       of indebtedness, consisting of the Notes and the Parent Outstanding Notes of the Company, and the Company’s subsidiaries would have had $5,617 million of secured indebtedness (with a further $713 million available for borrowing under the Senior Secured Credit Facilities), $1,800 million of unsecured indebtedness and $2,749 million of other liabilities, to which the Notes are structurally subordinated.
Optional Redemption
Except as set forth below, the Notes are not redeemable at the option of the Company.
At any time prior to the date that is three months prior to their maturity date, the Notes will be redeemable in whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of such Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date.
On or after the date that is three months prior to their maturity date the Notes will be redeemable in whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.
“Applicable Premium” means on any redemption date, the excess (to the extent positive) of:
(a) the present value at such redemption date of (i) the redemption price of such Note equal to 100% of the principal amount of such Note (excluding accrued but unpaid interest)), plus (ii) all required interest payments due on such Note to and including the date that is three months prior to the maturity date of the Notes (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over
(b) the outstanding principal amount of such Note;
in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.
“Applicable Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal

Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to the date that is three months prior to the maturity date of the Notes; provided, however, that if the period from the redemption date to the date that is three months prior to the maturity date of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
The trustee shall not be responsible for calculating the redemption price or any component thereof. The trustee shall be entitled to rely conclusively on an Officers’ Certificate from the Company that sets forth the redemption price.
If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.
Notice of any redemption will be sent at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.
Notice of any redemption of the Notes in connection with a corporate transaction (including an equity offering, an incurrence of indebtedness or a Change of Control) may, at the Company’s discretion, be given prior to the completion thereof and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related transaction. If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another person.
If we choose to redeem less than all of the Notes, and the Notes are global notes, the particular Notes to be redeemed shall be selected in accordance with applicable procedures of the depositary for the Notes. If the Notes are not global notes, then the particular Notes to be redeemed shall be selected by the trustee not more than 45 days prior to the redemption date. The trustee will select the Notes to be redeemed by such method as the trustee shall deem appropriate.
Offer to Purchase Upon Change of Control Triggering Event
If a Change of Control Triggering Event occurs, unless the Company has exercised its option to redeem the Notes as described above, the Company will be required to make an offer (the “Change of Control Offer”) to each holder of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on the terms set forth in the Notes. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at the Company’s option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the Notes, with a copy to the trustee, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. The trustee shall not be responsible for determining whether a Change of Control Triggering Event or any component thereof has occurred.
On the Change of Control Payment Date, the Company will, to the extent lawful:
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accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

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deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

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deliver or cause to be delivered to the trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

The Company will not be required to comply with the obligations relating to repurchasing the Notes if a third party instead satisfies them. In addition, the Company will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the Indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.
The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations applicable to the repurchase of the Notes. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, the Company will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.
If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to make the Change of Control Payment for all of the Notes that may be tendered for repurchase.
For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:
“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Company or one of its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares or (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries, taken as a whole, to one or more persons, other than the Company or one of the Company’s subsidiaries. Notwithstanding the foregoing, a transaction will not be deemed to be a Change of Control if (1) the Company becomes a direct or indirect wholly owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies.
“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns.
“Rating Agencies” means (1) each of Moody’s and S&P, and (2) if either Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a resolution of the Company’s Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.
“Rating Event” means the rating on the Notes is lowered by each of the rating agencies and the Notes are rated below an Investment Grade Rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the Company’s intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at the Issuer’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).
“S&P” means Standard & Poor’s Ratings Services, a division of S&P Global Inc., or any of its successors or assigns.
“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act), as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition, in one or a series of related transactions, of “all or substantially all” of the Company’s assets and the assets of the Company’s subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of such phrase under applicable law. Accordingly, the ability of a holder of the Notes to require the Company to repurchase that Holder’s Notes as a result of the sale, transfer, conveyance or other disposition of less than all of the Company’s assets and the assets of the Company’s subsidiaries, taken as a whole, to one or more persons may be uncertain.
Except as described above with respect to a Change of Control Triggering Event, the Indenture will not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
The indebtedness of the Company’s subsidiaries limits, and future credit agreements or other agreements relating to indebtedness to which the Company or its subsidiaries become a party may prohibit or limit, the ability of the Company’s subsidiaries to make dividends or other distributions to the Company to enable the Company to purchase any Notes as a result of a Change of Control Triggering Event. In the event a Change of Control Triggering Event occurs at a time when subsidiaries of the Company are prohibited from dividending or distributing funds to the Company to enable the Company to purchase the Notes, the subsidiaries could seek the consent of their lenders and the holders of the subsidiaries’ notes to permit the dividends or distributions of funds to the Company to purchase the Notes. The subsidiaries of the Company could attempt to refinance the notes or the borrowings that contain such prohibition. If the subsidiaries did not obtain such consents or repay such borrowings, the Company may be unable to obtain the funds to purchase the Notes. In such case, the Company’s failure to purchase tendered notes would constitute a default under the Indenture.
In addition, the occurrence of events which would constitute a Change of Control would constitute a default under the Senior Secured Credit Facilities and will trigger repurchase rights under the Parent Outstanding Notes and the Subsidiary Senior Notes. Any future bank debt of the Company may contain prohibitions on certain events which would constitute a Change of Control or require such bank debt to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such bank debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors — Risks Related to the Notes — We may not have the ability to raise the funds necessary to finance a change of control offer if required by the Indenture”.
Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the Company’s ability to incur additional secured indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Liens” and “— Certain Covenants — Limitation on Sale and Leaseback Transactions” in the accompanying prospectus. Such restrictions in the Indenture can be waived only with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.
The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes then outstanding if the Change of Control Triggering Event has not yet occurred.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
This discussion is of a general nature and is included herein solely for information purposes. This summary is not intended to be, and should not be, construed to be legal or tax advice. No representation with respect to the consequences to any particular purchaser of the Notes is made. You should consult your own advisors with respect to your particular circumstances.
The following is a summary of material U.S. federal income tax consequences to U.S. holders and non-U.S. holders (each as defined below) relating to the purchase, ownership, and disposition of the Notes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated thereunder, rulings, pronouncements, judicial decisions, and administrative interpretations of the Internal Revenue Service, all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial, or administrative action. We cannot assure you that the Internal Revenue Service will not challenge the conclusions stated below, and no ruling from the Internal Revenue Service has been (or will be) sought on any of the matters discussed below.
The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership, and disposition of the Notes. Without limiting the generality of the foregoing, the discussion does not address the effect of any special rules applicable to certain types of holders, including, without limitation, dealers in securities or currencies, insurance companies, banks or other financial institutions, thrifts, regulated investment companies, real estate investment trusts, tax-exempt entities, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons who hold the Notes as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, individual retirement accounts or qualified pension plans, persons liable for U.S. federal alternative minimum tax, accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Internal Revenue Code, or investors in pass through entities, including partnerships and S corporations, that hold the Notes. In addition, this discussion is limited to holders who are the initial purchasers of the Notes at their original issue price and hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.
Contingent Payments
In certain circumstances, for instance, as described under “Description of Notes — Offer to Purchase Upon Change of Control Triggering Event”, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the Notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments”. Under applicable Treasury regulations, the possibility of such amounts being paid will not cause the Notes to be treated as contingent payment debt instruments if there is only a remote chance that these contingencies will occur or if such contingencies are considered to be incidental. If the Notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. Although the matter is not free from doubt, we intend to take the position that the likelihood that such payments will be made is remote or incidental and therefore the Notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the Note that such holder’s determination is different. It is possible, however, that the Internal Revenue Service may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the Notes will not be treated as contingent payment debt instruments.

U.S. Holders
The term “U.S. holder” means a beneficial owner of a Note that is:
•
an individual who is a citizen of the United States or who is a resident alien of the United States for U.S. federal income tax purposes;

•
a corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in effect under applicable Treasury regulations to be treated as a United States person.

If an entity classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” is the beneficial owner of Notes, the tax treatment of a member of the entity will depend on the status of the members and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any member of such an entity, is not addressed in this summary. If you are a partnership or a disregarded entity considering an investment in the Notes, then you and your members should consult your own tax advisors.
Taxation of Interest
The Notes bear interest at a fixed rate. Moreover, we do not intend to issue the Notes at a discount that will exceed a de minimis amount of original issue discount. Accordingly, interest on a Note will generally be includable in income of a U.S. holder as ordinary income at the time the interest is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.
Sale, Exchange, Retirement, or Disposition of a Note
A U.S. holder will generally recognize capital gain or loss on a sale, exchange, redemption, retirement, or other taxable disposition of a Note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received, except to the extent that the cash or other property received in respect of a Note is attributable to accrued interest on the Note not previously included in income, which amount will be taxable as ordinary income, and (ii) the holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. holder.
Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale or exchange, the Note has been held by the holder for more than one year; otherwise, the capital gain or loss will be short term. Non-corporate taxpayers may be subject to a lower federal income tax rate on their net long-term capital gains than that applicable to ordinary income. All taxpayers are subject to certain limitations on the deductibility of their capital losses.
Medicare Tax on Net Investment Income
A 3.8% tax will be imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. You should consult your own tax advisors regarding the possible implications of this legislation in your particular circumstances.

Information Reporting and Backup Withholding
U.S. holders may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on payments of interest, principal, gross proceeds from disposition of Notes and redemption premium, if any. Backup withholding generally applies only if the U.S. holder:
•
fails to furnish its social security or other taxpayer identification number within a reasonable time after a request for such information;

•
furnishes an incorrect taxpayer identification number;

•
fails to report interest properly; or

•
fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that the U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund provided such holder furnishes the required information to the Internal Revenue Service in a timely manner. Certain persons are exempt from backup withholding. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. We cannot refund amounts once withheld.
We will furnish annually to the Internal Revenue Service, and to record holders of the Notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of backup withholding, if any, with respect to payments on the Notes.
Non-U.S. Holders
The following summary is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a Note who is not classified as, and does not own such Note through, a partnership for U.S. federal income tax purposes and who is not a U.S. holder (a “non-U.S. holder”). In the case of a non-U.S. holder who is an individual, the following summary assumes that this individual was not formerly a United States citizen and was not formerly a resident of the United States for U.S. federal income tax purposes.
Taxation of Interest
Subject to the rules relating to backup withholding and FATCA (defined below), each summarized below, payments of interest on a Note to any non-U.S. holder will not generally be subject to U.S. federal income or withholding tax provided we or the person otherwise responsible for withholding U.S. federal income tax from payments on the Notes receives a required certification from the non-U.S. holder and the holder is not:
•
an actual or constructive owner of 10% or more of the total combined voting power of all our voting shares;

•
a controlled foreign corporation related, directly or indirectly, to us through share ownership; or

•
receiving such interest payments as income effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States.

In order to satisfy the certification requirement, the non-U.S. holder must provide a properly completed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or appropriate successor form) under penalties of perjury that provides the non-U.S. holder’s name and address and certifies that the non-U.S. holder is not a U.S. person. In a case where a securities clearing organization, bank, or other financial institution holds the Notes in the ordinary course of its trade or business on behalf of the non-U.S. holder, certification requires that we or the person who otherwise would be required to withhold U.S. federal income tax receive from the financial institution a certification under penalties of perjury that a properly completed Form W-8BEN or Form W-8BEN-E (or appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of such a form is furnished to the payor. Special rules apply to foreign partnerships, estates, and trusts, and in certain circumstances, certifications as to foreign status of partners, trust owners, or beneficiaries may have to be provided to our paying agent or to us. In addition, special rules apply to payments made through a qualified intermediary.
A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax, currently at the rate of 30%, or lower applicable treaty rate, on payments of interest on the Notes that are not effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, in the case of certain applicable tax treaties, are not attributable to a permanent establishment maintained within the United States).
If the payments of interest on a Note are effectively connected with the conduct by a non-U.S. holder of a trade or business in the United States (and, in the case of certain applicable tax treaties, are attributable to a permanent establishment maintained within the United States), such payments will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally. If the non-U.S. holder is a corporation for U.S. federal income purposes, such payments also may be subject to a 30% branch profits tax (or lower applicable tax treaty rate). If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, such payments will not be subject to U.S. withholding of tax so long as the holder provides us, or the person who otherwise would be required to withhold U.S. federal income tax, with Internal Revenue Service Form W-8ECI (or appropriate successor form).
You should consult your tax advisors regarding any applicable tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.
Sale, Exchange, Retirement, or Disposition of a Note
Subject to the rules relating to backup withholding and FATCA (defined below), each summarized below, any gain realized by a non-U.S. holder on the sale, exchange, retirement, or other disposition of a Note generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States), in which case the gain will be taxed in the same manner described above for U.S. Holders (See “U.S. Holders — Sale, Exchange, Retirement, or Disposition of a Note” above) and if the non-U.S. Holder is a corporation for U.S. federal income tax purposes, may also be subject to a 30% branch profits tax, or (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, in which case such individual will be subject to U.S. federal income tax at a 30% rate (or lower applicable tax treaty rate) on the gain, which gain may be offset by certain U.S.-source capital losses, provided such individual has timely filed U.S. federal income tax returns with respect to such losses.
Proceeds from the disposition of a Note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a Note, although such proceeds generally are not subject to withholding.
Information Reporting and Backup Withholding
Any payments of interest to a non-U.S. holder will generally be reported to the Internal Revenue Service and to the non-U.S. holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.
Backup withholding and certain additional information reporting generally will not apply to payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a United States person or that the conditions of any other exemption are not, in fact, satisfied.
The payment of the proceeds from the disposition of the Notes by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the Notes (except to the extent attributable to accrued but unpaid interest) by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the Notes by or through a non-U.S. office of a broker that is either a United States person or a U.S. related person (except to the extent attributable to accrued but unpaid interest), the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has actual knowledge that the payee is a United States person or that the conditions of any other exemption are not, in fact, satisfied.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability provided such holder furnishes the required information to the Internal Revenue Service in a timely manner.
FATCA
Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (commonly referred to as “FATCA”) generally impose a 30% withholding tax on interest payments on debt instruments of U.S. issuers and on payments of gross proceeds in a disposition of such debt instruments to foreign financial institutions or non-financial foreign entities, unless (i) in the case of a foreign financial institution, such institution enters into (or is deemed to have entered into) an agreement with the U.S. Treasury to withhold on certain payments, and to collect and provide to the U.S. Treasury substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with certain certification or information relating to U.S. ownership of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Such withholding could apply regardless of whether the foreign financial institution or non-financial foreign entity receives such payments as the beneficial owner thereof or as an intermediary for the beneficial owner. However, the IRS has issued proposed regulations that, when finalized, will eliminate the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange, or other disposition of a Note. The proposed regulations provide that taxpayers may rely on them until they are finalized. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on the Notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the Issuer nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, you may receive less interest or principal than expected. You should consult your own tax advisors regarding FATCA and whether it may be relevant to your purchase, ownership and disposition of the Notes.

UNDERWRITING
Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Goldman Sachs & Co. LLC is acting as representative, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:
Name	Principal Amount of Notes
Goldman Sachs & Co. LLC	$
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Fifth Third Securities, Inc.
MUFG Securities Americas Inc.
ICBC Standard Bank Plc
Scotia Capital (USA) Inc.
ING Financial Markets LLC
Rabo Securities USA, Inc.
Siebert Williams Shank & Co., LLC
Total	$
The underwriters are offering the Notes subject to their acceptance of the Notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement if any such Notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering terminated. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters initially propose to offer the Notes to the public at the offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the Notes to certain dealers at prices that represent a concession not in excess of            % of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of            % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering price and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates.
The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering, expressed as a percentage of the principal amount of the Notes and in total:
	Per Note	Total
Underwriting discount for the Notes:	%	$
Expenses associated with this offering to be paid by us, other than the underwriting discount, are estimated to be approximately $      .
We and the underwriters have also agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

We have agreed in the underwriting agreement that prior to the closing of this offering of Notes, we will not, without the prior written consent of Goldman Sachs & Co. LLC, offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the Notes.
The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. Certain of the underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices you receive when you sell will be favorable.
In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase Notes in the open market to cover syndicate short positions or to stabilize the prices of the Notes. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time without notice. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes.
From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates also act as lenders and agents under our Senior Secured Credit Facilities and receive customary fees in connection therewith. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, certain of those underwriters or their affiliates are likely to hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. In addition, certain of the underwriters or their respective affiliates may hold 2024 Notes. As a result, certain of the underwriters or their respective affiliates may receive a portion of the net proceeds from this offering that are used to fund the redemption of the 2024 Notes. See ‘‘Use of Proceeds’’.
ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.
We expect to deliver the Notes offered hereby against payment for the Notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the        business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to

trade the Notes on the date of pricing or the following        business days will be required, by virtue of the fact that the Notes initially will settle in T+   business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.
Selling Restrictions
European Economic Area and United Kingdom
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area or the United Kingdom (each, a “Relevant State”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MIFID II; or (iii) not a qualified investor as defined in Regulation 2017/1129 (EU) (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of Notes in any Relevant State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.
United Kingdom
Each underwriter has represented and agreed that:
(a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and
(b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
Hong Kong
The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore
This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore SFA Product Classification — Solely for the purposes of obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada
The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering circular (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
LEGAL MATTERS
The validity of the Notes being offered hereby will be passed upon by Mayer Brown LLP, Chicago, Illinois, on behalf of the Company. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

PROSPECTUS
YUM! BRANDS, INC.
Debt Securities

We may offer and sell from time to time our debt securities in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.
Each time that securities are sold using this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add to or update information contained in this prospectus. You should read this prospectus and the supplement carefully before you invest.
The securities may be offered and sold to or through one or more underwriters, dealers or agents or directly to purchasers. The supplements to this prospectus will provide the specific terms of the plan of distribution.
Investing in our securities involves risks. You should carefully read the risk factors included or incorporated by reference in the applicable prospectus supplement and in our periodic reports and other information filed with the Securities and Exchange Commission before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
August 24, 2020.

i

ABOUT THIS PROSPECTUS
We have not authorized any other person to provide you with information other than that contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or free writing prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission, or the SEC. If anyone provides you with different or inconsistent information, we take no responsibility therefor, and can provide no assurance as to the reliability thereof. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement or free writing prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.
Unless the context otherwise requires, references in this prospectus to “YUM,” “we,” “us” and “our” refer to YUM! Brands, Inc. and its subsidiaries, collectively.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information incorporated by reference herein and therein.
We file annual, quarterly and current reports, proxy statements and other information with the SEC.
The SEC maintains an Internet site that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.
INCORPORATION BY REFERENCE
The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the document listed below:
•
Annual Report on Form 10-K for the fiscal year ended December 31, 2019;

•
Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2020 and June 30, 2020; and

•
Current Reports on Form 8-K filed on January 6, 2020, January 13, 2020 (as amended on January 28, 2020), March 24, 2020, March 30, 2020, March 31, 2020, April 6, 2020, May 19, 2020 and August 14, 2020.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the termination of the offering of the debt securities shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. Current Reports on Form 8-K containing only disclosures furnished under Item 2.02 or Item 7.01 of Form 8-K are not incorporated by reference in this prospectus. Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all filings incorporated by reference in this prospectus. You may request a copy of these filings by writing or telephoning us at our principal executive offices: YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213, Attention: Investor Relations, Telephone Number (888) 298-6986.
USE OF PROCEEDS
Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include the repayment of our indebtedness outstanding from time to time.

DESCRIPTION OF OUR DEBT SECURITIES
This section describes the general terms that will apply to any debt securities that we may offer in the future. At the time that we offer debt securities, we will describe in the prospectus supplement that relates to that offering (1) the specific terms of the debt securities and (2) the extent to which the general terms described in this section apply to those debt securities.
The debt securities are to be issued under an indenture (the “Indenture”), by and between YUM! Brands, Inc. and U.S. Bank National Association, as trustee (the “trustee”). A copy of the form of Indenture is included as an exhibit to the registration statement of which this prospectus forms a part. In the discussion that follows, we summarize particular provisions of the Indenture. Our discussion of the Indenture provisions is not complete. You should read the Indenture for a more complete understanding of the provisions we describe.
General
The Indenture provides that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series. The debt securities will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness from time to time outstanding.
Each prospectus supplement relating to a particular offering of debt securities will describe the specific terms of debt securities. Those specific terms will include the following:
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the title of the debt securities;

•
the purchase price of the debt securities;

•
any limit on the aggregate principal amount of the debt securities of a particular series;

•
whether any of the debt securities are to be issuable in permanent global form;

•
the date or dates on which the debt securities will mature;

•
the rate or rates at which the debt securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue;

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the payment dates on which interest, if any, on the debt securities will be payable and the record dates, if any;

•
any mandatory or optional sinking fund or analogous provisions;

•
each office or agency where, subject to the terms of the Indenture, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the Indenture, the debt securities may be presented for registration of transfer or exchange;

•
the date, if any, after which and the price or prices at which the debt securities may be redeemed, in whole or in part at the option of YUM or the holder of debt securities, or according to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

•
the denominations in which any debt securities will be issuable, if other than denominations of $1,000 and any integral multiple of $1,000;

•
the portion of the principal amount of the debt securities, if other than the principal amount, payable upon acceleration of maturity;

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the person who shall be the security registrar for the debt securities, if other than the trustee, the person who shall be the initial paying agent and the person who shall be the depositary; and

•
any other terms of the debt securities, including any additional events of default or covenants.

Except where specifically described in the applicable prospectus supplement with respect to any series of debt securities, the Indenture does not contain any covenants designed to protect holders of the debt securities against a reduction in the creditworthiness of YUM in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the debt securities.
We may issue debt securities as original issue discount securities to be sold at a substantial discount below their stated principal amounts.
Certain Covenants
Set forth below are summaries of certain covenants that will be contained in the Indenture that will apply to us.
Limitation on Liens
We will not create, assume or suffer to exist any lien on any “Restricted Property,” to secure any of our Debt or that of our subsidiaries or any other person, or permit any subsidiary of ours to do so, without securing the debt securities equally and ratably with (or prior to) such Debt for so long as such Debt is so secured.
This covenant will not apply to any of the following types of liens:
•
with respect to any particular series of debt securities, liens existing on the date of issuance of such series;

•
liens on Restricted Property of persons at the time they become our subsidiaries;

•
liens existing on Restricted Property when acquired by us or any of our subsidiaries (including through merger or consolidation);

•
liens to secure Debt incurred to finance the purchase price, construction, alteration, repair or improvement of Restricted Property;

•
liens securing Debt of a subsidiary of ours owing to us or another of our subsidiaries;

•
liens securing industrial development, pollution control, or similar revenue bonds or in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of law;

•
liens (i) to secure the payment of all or any part of the purchase price of any Restricted Property or the cost of construction, installation, renovation, improvement or development on or of such Restricted Property or (ii) to secure any Debt incurred prior to, at the time of, or within 360 days after the later of the acquisition, the completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such Restricted Property for the purpose of financing all or any part of the purchase price or cost thereof;

•
liens otherwise prohibited by this covenant, securing Debt which, together with the aggregate outstanding principal amount of all of the other Debt of ours and the Debt of our subsidiaries owning Restricted Property which is secured by liens that would otherwise be prohibited by this covenant and the value of Sale and Leaseback Transactions described below effected in accordance with this exception, does not exceed 10% of our Consolidated Net Tangible Assets; and

•
any extension, renewal or refunding of any liens referred to in the foregoing clauses; provided, however, that in the case of this exception, the principal amount of Debt secured thereby will not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

Under the Indenture, “Debt” means (a) all obligations represented by notes, bonds, debentures or similar evidences of indebtedness, (b) all indebtedness for borrowed money or for the deferred purchase price of property or services other than, in the case of any such deferred purchase price, on normal trade terms, and (c) all rental obligations as lessee under leases which will have been or should be, in accordance with generally accepted accounting principles, recorded as finance leases.

Under the Indenture, “Restricted Property” means (a) any individual facility or other real property, or portion thereof, owned or leased by us or any of our subsidiaries and located within the continental United States of America whose gross book value (before deducting accumulated depreciation) is in excess of 3% of our Consolidated Net Tangible Assets, other than any such facility, property or portion thereof which, in the opinion of our Board of Directors, is not of material importance to our business and that of our subsidiaries, taken as a whole, and (b) any shares of capital stock or indebtedness of any subsidiary owning any such facility, property or portion thereof. As of the date of this prospectus, we and our subsidiaries have no Restricted Properties.
Under the Indenture, “Consolidated Net Tangible Assets” refers to the total amount of our assets (less applicable valuation allowances) after deducting (a) all current liabilities (excluding the amount of liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on our most recent consolidated balance sheet and determined in accordance with generally accepted accounting principles.
Limitation on Sale and Leaseback Transactions
We will not, and will not permit any subsidiary of ours to, enter into any Sale and Leaseback Transaction unless:
•
we or such subsidiary would be entitled under the provisions described above under “Limitation on Liens” to incur Debt in a principal amount equal to the value of such Sale and Leaseback Transaction, secured by liens on the facilities to be leased, without equally and ratably securing the debt securities, or

•
we or such subsidiary, during the six months following the effective date of such Sale and Leaseback Transaction, apply an amount equal to the value of such Sale and Leaseback Transaction to the acquisition of Restricted Property or to the retirement of the debt securities of any series or other debt of ours or a Subsidiary of ours.

A “Sale and Leaseback Transaction” is any arrangement with any person pursuant to which we or any of our subsidiaries leases any Restricted Property that has been or is to be sold or transferred by us or the subsidiary to such person, other than:
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leases for a term, including renewals at the option of the lessee, of not more than three years;

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leases between us and a subsidiary of ours or between subsidiaries of ours; and

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leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of such Restricted Property.

The value of a Sale and Leaseback Transaction is an amount equal to the present value of the lease payments (after deducting the amount of rent to be received under noncancellable subleases) with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the debt securities of all series which are outstanding on the effective date of such Sale and Leaseback Transaction.
For purposes of determining such value, “lease payments” are the aggregate amount of the rent payable by the lessee with respect to the applicable period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, water rates and similar charges. If and to the extent the amount of any lease payment during any future period is not definitely determinable under the lease in question, the amount of such lease payment will be estimated in such reasonable manner as our Board of Directors may in good faith determine.

Merger, Amalgamation and Consolidation
The Indenture provides that we will not consolidate with or merge or amalgamate with or into any person nor will we, in a single transaction or a series of related transactions, convey, transfer or lease all or substantially all of our property and assets to any person, unless:
(1)
the resulting surviving or transferee person (the “Successor”) will be a person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia, and the Successor (if other than us), by supplement to the Indenture, expressly assumes all of our obligations under the debt securities and the Indenture;

(2)
immediately after giving effect to such transaction, no event of default (or event which with the passage of time or the giving of notice on both would become an event of default) shall have occurred and be continuing; and

(3)
we shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture (if any) comply with the Indenture and an opinion of counsel stating that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor.

Notwithstanding the preceding clauses (2) and (3) (which do not apply to the transactions referred to in this sentence), we may consolidate or otherwise combine with or merge or amalgamate into an affiliate of ours incorporated or organized for the purpose of changing our legal domicile, reincorporating in another jurisdiction or changing our legal form.
There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of our property and assets.
Events of Default, Waiver and Notice
An event of default with respect to any series of the debt securities is defined in the Indenture as being:
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default in payment of any interest on or any additional amounts payable in respect of the debt securities of that series which remains uncured for a period of 30 days;

•
default in payment of principal of or premium, if any, on the debt securities of that series when due either at stated maturity, upon redemption, by declaration of acceleration or otherwise;

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our default in the performance or breach of any other covenant or agreement in the Indenture in respect of the debt securities of such series which shall not have been remedied for a period of 90 days after notice;

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default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), which default:

(a)
is caused by a failure to pay principal of such indebtedness at its stated final maturity (after giving effect to any applicable grace periods) provided in such indebtedness (“payment default”); or

(b)
results in the acceleration of such indebtedness prior to its stated final maturity (the “cross acceleration provision”); and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $100 million or more;

•
the taking of certain actions by us or a court relating to our bankruptcy, insolvency or reorganization; and

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any other event of default provided in the Indenture with respect to debt securities of that series.

The Indenture requires the trustee to give the holders of the debt securities notice of a default known to it within 90 days unless the default is cured or waived. However, the Indenture provides that the trustee may withhold notice to the holders of the debt securities of any default with respect to any series of the debt securities (except in payment of principal of, or interest on, the debt securities) if the trustee in good faith determines that it is in the interest of the holders of the debt securities of such series to do so.
The Indenture also provides that if an event of default (other than an event of default relating to our bankruptcy, insolvency or reorganization) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series then may declare the principal amount of all the debt securities of that series and interest accrued thereon, to be due and payable immediately.
Upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the debt securities) by the holders of a majority in principal amount of the outstanding debt securities of such series (or of all series, as the case may be).
In the event of a declaration of acceleration of the debt securities because an event of default described above relating to a payment default or cross acceleration of other indebtedness has occurred and is continuing, the declaration of acceleration of the debt securities shall be automatically annulled if the payment default or cross acceleration triggering such event of default shall be remedied or cured, or waived by the holders of the indebtedness , or the indebtedness that gave rise to such event of default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect hereto and if (1) the annulment of the acceleration of the debt securities would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, except nonpayment of principal and accrued interest on the debt securities that became due solely because of the acceleration of the debt securities have been cured or waived.
If an event of default under the Indenture relating to our bankruptcy, insolvency or reorganization shall have occurred and is continuing, then the principal amount of all the outstanding debt securities will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.
The holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series provided that such direction shall not be in conflict with any rule of law or the Indenture and shall not be unduly prejudicial to the holders not taking part in such direction. If an event of default occurs and is continuing, then the trustee may in its discretion (and subject to the rights of the holders to control remedies as described above) bring such judicial proceedings as the trustee shall deem necessary to protect and enforce the rights of the holders of the debt securities.
The Indenture provides that no holder of the debt securities of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or trustee or for any other remedy thereunder unless:
•
that holder has previously given the trustee written notice of a continuing event of default;

•
the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made written request to the trustee to institute proceedings in respect of that event of default and have offered the trustee indemnity satisfactory to the trustee against costs, expenses and liabilities incurred in complying with such request; and

•
for 60 days after receipt of such notice, request and offer of indemnity, the trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding debt securities of that series.

Furthermore, no holder will be entitled to institute any such action if such action would disturb or prejudice the rights of other holders.

However, each holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. We are required to furnish to the trustee under the Indenture annually a statement as to performance or fulfillment of our obligations under the Indenture and as to any default in such performance or fulfillment.
Modification, Amendment and Waiver
Together with the trustee, we may modify the Indenture without the consent of the holders of the debt securities for limited purposes, including, but not limited to, adding to our covenants or events of default, curing ambiguities or correcting any defective provisions, or making any other provisions with respect to matters or questions arising under the Indenture that do not adversely affect the holders of the debt securities of any series in any material respect.
The Indenture provides that we and the trustee may modify and amend the Indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:
•
change the stated maturity of the principal of, or any installment of interest on or any additional amounts payable with respect to, any debt security or change the redemption price;

•
reduce the principal amount of, or interest on, any debt security or reduce the amount of principal which could be declared due and payable prior to the stated maturity;

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impair the right to enforce any payment on or after the stated maturity or redemption date;

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change the place or currency of any payment of principal or interest on any debt security;

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reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend the Indenture;

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reduce the percentage of outstanding debt securities necessary to waive any past default to less than a majority;

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modify the provisions in the Indenture relating to adding provisions or changing or eliminating provisions of the Indenture or modifying rights of holders of debt securities to waive defaults under the Indenture; or

•
adversely affect the right to repayment of the debt securities at the option of the holders.

Except with respect to certain fundamental provisions, the holders of at least a majority in principal amount of outstanding debt securities of any series may, with respect to such series, waive past defaults under the Indenture.
Satisfaction and Discharge
We may be discharged from our obligations under the Indenture with respect to any series of debt securities when all of the debt securities of such series not previously delivered to the trustee for cancellation have either matured or will mature or be redeemed within one year and we deposit with the trustee enough cash or U.S. government obligations to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities of such series.
Governing Law
The Indenture and the debt securities issued thereunder will be governed by, and will be construed in accordance with, the laws of the State of New York. The Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended.
The Trustee
U.S. Bank National Association will serve as trustee under the Indenture.

BOOK-ENTRY SECURITIES
Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York and registered in the name of DTC or its nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. Global notes are not exchangeable for definitive certificates except in the specific circumstances described below. For purposes of this prospectus, “Global Note” refers to the Global Note or Global Notes representing an entire issue of debt securities. So long as DTC, or its nominee, is the registered owner of a Global Note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of such debt securities under the Indenture.
Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owner or holder thereof under the Indenture.
Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
DTC has advised us that it is:
•
a limited-purpose trust company organized under New York Banking Law;

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a “banking organization” within the meaning of the New York Banking Law;

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a member of the Federal Reserve System;

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a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

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a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC and facilitates the post-trade settlement of transactions among Direct Participants in such securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTTC”). DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.
Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the Direct and Indirect Participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.
To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the debt securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.
In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to such debt securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities of the series are credited on the record date (identified in the listing attached to the omnibus proxy).
Principal and interest payments, if any, on the debt securities will be made to Cede & Co, as nominee of DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to Direct Participants is DTC’s responsibility. Disbursements of payments to beneficial owners are the responsibility of Direct and Indirect Participants.
In any case where we have made a tender offer for the purchase of any debt securities, a beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the Direct Participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s DTC account.
We obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
If at any time DTC or any successor depository for the debt securities of any series notifies us that it is unwilling or unable to continue as the depository for the debt securities of such series, or if at any time DTC or such successor depository shall no longer be a clearing agency registered under the Exchange Act and any other applicable statute or regulation, we will be obligated to appoint another depository for the debt securities of such series. If another depository is not appointed by us within 90 days after we receive such notice, definitive certificates will be issued in exchange for the Global Note representing the debt securities of that series.
We may at any time in our sole discretion determine that the debt securities of any series shall no longer be represented by the Global Note, in which case definitive certificates will be issued in exchange for the Global Note representing the debt securities of that series.

EXPERTS
The consolidated financial statements of YUM! Brands, Inc. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the method of accounting for leases in fiscal year 2019 due to the adoption of Topic 842, Leases, and for revenue from contracts with customers in fiscal year 2018 due to the adoption of Topic 606, Revenue from Contracts with Customers.
LEGAL MATTERS
The validity of the debt securities offered by this prospectus will be passed upon by Mayer Brown LLP, Chicago, Illinois, on behalf of YUM.

$
YUM! Brands, Inc.
% Senior Notes due

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
Goldman Sachs & Co. LLC
Wells Fargo Securities
Citigroup
J.P. Morgan
BofA Securities
Senior Co-Managers
Morgan Stanley
Barclays
Fifth Third Securities
MUFG
Co-Managers
ICBC Standard Bank
Scotiabank
ING
Rabo Securities
Siebert Williams Shank

           , 2020